     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1996

                                                      REGISTRATION NO. 333-01286
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- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                              THE AES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        54-1163725
         (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

                               ------------------

                             1001 NORTH 19TH STREET
                           ARLINGTON, VIRGINIA 22209
                                 (703) 522-1315
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                                 BARRY J. SHARP
                             1001 NORTH 19TH STREET
                           ARLINGTON, VIRGINIA 22209
                                 (703) 522-1315
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                               ------------------
                                   Copies to:

               PHILIP D. BEAUMONT                            RICHARD D. TRUESDELL, JR.
             CHADBOURNE & PARKE LLP                            DAVIS POLK & WARDWELL
              30 ROCKEFELLER PLAZA                             450 LEXINGTON AVENUE
            NEW YORK, NEW YORK 10112                         NEW YORK, NEW YORK 10017

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

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  TITLE OF EACH CLASS OF                    PROPOSED MAXIMUM   PROPOSED MAXIMUM
        SECURITIES           AMOUNT TO BE  OFFERING PRICE PER      AGGREGATE        AMOUNT OF
     TO BE REGISTERED         REGISTERED         UNIT(1)       OFFERING PRICE(1) REGISTRATION FEE
- -------------------------------------------------------------------------------------------------
Debt Securities............ $225,000,000(2)        100%         $225,000,000(2)     $77,586(2)
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Calculated pursuant to Rule 457(o) under the Securities Act. The Registrant filed a Registration Statement relating to $150,000,000 of Debt Securities on February 12, 1996. In connection therewith, the Registrant paid a filing fee of $51,724.
                               ------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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- --------------------------------------------------------------------------------

PROSPECTUS         SUBJECT TO COMPLETION, DATED JUNE 12, 1996

(THE AES CORPORATION LOGO)
$225,000,000
Debt Securities
                               ------------------

The AES Corporation (the "Company" or "AES") intends to offer from time to time up to $225,000,000 aggregate principal amount of its debt securities (the "Debt Securities") in one or more series on terms to be determined at the time or times of sale, and otherwise as more fully described under "Description of Debt Securities". The specific designation, aggregate principal amount, authorized denominations, purchase price, maturity, rate and time of payment of interest, any redemption terms or other specific terms and any listing on a securities exchange of any Debt Securities in respect of which this Prospectus is being delivered ("Offered Debt Securities") will be set forth in a Prospectus Supplement to be delivered at the time of the offering and sale of such Offered Debt Securities.

SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

The Company may sell the Debt Securities through underwriters, dealers or agents, directly to one or a limited number of purchasers, or through a combination of the foregoing. See "Plan of Distribution." The Prospectus Supplement will set forth the names of the underwriters, dealers or agents, if any, any applicable commissions or discounts and the net proceeds to the Company from the sale of the Offered Debt Securities. Any such underwriter (or any representative thereof), dealer or agent may include J.P. Morgan Securities Inc. and Goldman, Sachs & Co.

No dealer, salesperson or other person is authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

J.P. MORGAN & CO.                                           GOLDMAN, SACHS & CO.

The date of this Prospectus is           , 1996

                             AVAILABLE INFORMATION

The AES Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information may be inspected without charge and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials also can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits filed thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional and other offices referred to above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company hereby incorporates in this Prospectus by reference thereto and makes a part hereof the following documents, heretofore filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and (iii) the Company's Current Reports on Form 8-K filed on June 12, 1996, February 26, 1996 and February 6, 1996.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering being made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement. Without limitation of the foregoing, the financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been superseded by the financial statements of the Company included herein.

The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to William R. Luraschi, General Counsel and Secretary, The AES Corporation, 1001 North 19th Street, Arlington, Virginia 22209, telephone (703) 522-1315.

                                  THE COMPANY

The AES Corporation is a global power company which supplies electricity to customers world-wide. The Company markets power principally from electric generating and other related facilities that it owns and operates. AES was one of the original entrants in the independent power market and today is one of the world's largest independent power companies, based on net equity ownership of generating capacity (in megawatts) in operation or under construction.

Over the last five years, the Company has experienced significant growth. This growth has resulted primarily from the development and construction of new plants ("greenfield development") and also from the acquisition of existing plants, primarily through competitively bid privatization initiatives outside the United States. Since 1991, the Company's total generating capacity in megawatts has grown by 293%, with the total number of plants in operation increasing from 6 to 20. Additionally, the Company's revenues have increased 106% from $333 million in 1991 to $685 million in 1995, while EBITDA has grown from $5 million to $110 million over the same period.

Through its subsidiaries and affiliated companies, AES operates and owns (entirely or in part) a diverse portfolio of electric power plants with a total generating capacity of 4,158 megawatts. Of that total, 1,069 are produced by plants located in the United States, 1,420 in the United Kingdom, 840 in Argentina, 788 in Brazil and 41 in China. Of the total megawatts, 29% are produced by plants fueled by solid fuel, 19% are produced by plants fueled by natural gas, 24% are produced by hydroelectric facilities and the remaining 28% are produced by plants capable of burning multiple fossil fuels.

AES is now in the process of adding 1,462 megawatts to its operating portfolio by constructing two oil-fired power plants in Pakistan totaling 674 megawatts, a 180 megawatt coal-fired plant in the United States and four plants totaling 608 megawatts in China that will be coal and oil-fired. In total, AES's net equity ownership in plants in operation and construction is 3,233 megawatts.

On May 30, 1996, a subsidiary of AES acquired common shares representing an 11.35% interest (the "Light Interest") in Light Servicos de Eletricidade S.A. ("Light"), a publicly-held corporation that operates as the concessionaire of an approximately 3,800 megawatt electric power generation, transmission and distribution system in Rio de Janeiro, Brazil. In connection with the acquisition of the Light Interest, AES, through a subsidiary, is participating in a consortium with certain other successful bidders, and the ownership interest held by the consortium represents a controlling interest in Light.

THE GLOBAL INDEPENDENT POWER MARKET

The market for independent power generation has expanded from a U.S. market, consisting of cogeneration and small power production projects, to a global competitive market for power generation. Although many foreign countries initiated restructuring policies after the advent of the independent power market in the United States, many of these countries have put in place market structures that the Company believes are more competitive than most markets existing in the United States today. A part of AES's business strategy is to participate in competitive generation markets both in the United States and world-wide.

The Company believes that the growth in the need for new capacity in the United States has and will continue to slow, partly because utilities are making more efficient use of their existing resources by improving plant availability, extending plant lives, repowering and taking advantage of attractive bulk power purchases, and partly because utilities have initiated programs to reduce the demand for electricity. As a result of the reduced need for new capacity in the United States, AES and many of its competitors are seeking new business in markets outside the United States. In addition, a number of foreign countries have privatized (or are in the process of privatizing) their generation capacity, which provides opportunities to purchase existing generation assets. AES, through subsidiaries and affiliates, now operates 14 plants in non-U.S. countries, is constructing six others overseas, and has offices in numerous foreign locations to take advantage of the opportunities in these new markets.

BUSINESS STRATEGY

The Company's primary objective is to help meet the need for electricity world-wide by participating in competitive electricity markets as a clean, safe and reliable power supplier. The Company's strategy is to participate in competitive power generation markets as they develop either by greenfield development or by acquiring and operating existing facilities in these markets.

Other elements of the Company's strategy include:

     - Supplying energy to customers at the least cost possible, taking into account factors such as reliability and environmental performance.

     - Constructing or acquiring projects of a relatively large size (generally larger than 100 megawatts).

     - Entering into power sales contracts with electric utilities or other customers with credit strength.

The Company also strives for operating excellence as a key element of its strategy, which it believes it accomplishes by minimizing organizational layers and maximizing company-wide participation in decision-making. AES has attempted to create an operating environment that results in safe, clean and reliable electricity generation. Because of this emphasis, the Company prefers to operate all facilities which it develops or acquires; however, there can be no assurance that the Company will have operating control of all of its facilities in the future.

The Company's strategy also has been to attempt to finance its projects primarily without credit recourse to the Company or to other projects, and to construct new plants under fixed or guaranteed-maximum price contracts with contractor-guaranteed performance standards ("turnkey" contracts). In addition, the Company engages in careful site selection, taking into consideration transportation, water and transmission access and attempting to gauge local government and community receptivity to the environmental permitting process.

The Company is a Delaware corporation that was formed in 1981. The principal office of the Company is located at 1001 North 19th Street, Arlington, Virginia 22209, and its telephone number is (703) 522-1315.

                                  RISK FACTORS

Purchasers of the Debt Securities should read this entire Prospectus carefully. Ownership of the Debt Securities involves certain risks. The following factors should be considered carefully in evaluating AES and its business before purchasing the Debt Securities offered by this Prospectus.

Leverage and Subordination. On a pro forma basis after giving effect to the application of the net proceeds of the offering of $225 million in aggregate principal amount of Debt Securities and the Company's recent acquisition of the Light Interest, the Company and its subsidiaries had approximately $1.8 billion of outstanding indebtedness at March 31, 1996. As a result of the Company's level of debt, the Company might be significantly limited in its ability to meet its debt service obligations, to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of March 31, 1996, the Company would have had, on a pro forma basis after giving effect to the application of the net proceeds from the offering of $225 million in aggregate principal amount of Debt Securities and the Company's recent acquisition of the Light Interest, a consolidated ratio of total debt to total book capitalization (including current debt) of approximately 75%.

The Debt Securities will be subordinated to all Senior Debt, including, but not limited to, the Company's current $425 million credit facility. As of March 31, 1996, on a pro forma basis after giving effect to the application of the net proceeds of the offering of $225 million in aggregate principal amount of Debt Securities and the Company's recent acquisition of the Light Interest, the Company had approximately $271 million in aggregate principal amount of Senior Debt. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Debt will first be entitled to receive payment in full of all amounts due or to become due under all Senior Debt before the holders of the Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the

Debt Securities. No payments on account of principal, premium, if any, or interest in respect of the Debt Securities may be made if there shall have occurred and be continuing a default in any payment under any Senior Debt or, during certain periods, an event of default under certain Senior Debt permitting the lenders thereunder to accelerate the maturity thereof. See "Description of Debt Securities -- Subordination".

The Debt Securities will be effectively subordinated to the indebtedness and other obligations (including trade payables) of the Company's subsidiaries. At March 31, 1996, the indebtedness and obligations of the Company's subsidiaries, on a pro forma basis after giving effect to the application of the net proceeds of the offering of $225 million in aggregate principal amount of Debt Securities and the Company's recent acquisition of the Light Interest, aggregated approximately $1.2 billion. The ability of the Company to pay principal of, premium, if any, and interest on the Debt Securities will be dependent upon the receipt of funds from its subsidiaries by way of dividends, fees, interest, loans or otherwise. Most of the Company's subsidiaries with interests in power generation facilities currently have in place, and the Indenture for the Debt Securities will, under certain circumstances, permit the Company's subsidiaries to enter into, arrangements that restrict their ability to make distributions to the Company by way of dividends, fees, interest, loans or otherwise. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments, and do not guarantee the payment of interest on or principal of the Debt Securities. Any right of the Company to receive any assets of any of its subsidiaries upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company (and the consequent right of the holders of the Debt Securities to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's creditors (including trade creditors and holders of debt issued by such subsidiary). The Company currently conducts substantially all of its operations through its subsidiaries. See "Description of Debt Securities -- Subordination".

Doing Business Outside the United States. The Company's involvement in the development of new projects and the acquisition of existing plants in locations outside the United States is increasing and most of the Company's current development and acquisition activities are in respect of projects and plants outside the United States. The Company, through subsidiaries and joint ventures, has ownership interests in 20 power plants outside the United States in operation or under construction. Five of such power plants are located in Argentina; four in Brazil; one in England; two in Northern Ireland; two in Pakistan; and six in the People's Republic of China.

The financing, development and operation of projects outside the United States entail significant political and financial uncertainties (including, without limitation, uncertainties associated with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, currency convertibility, political instability, civil unrest, and expropriation) and other structuring issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or operated, which AES may not be capable of fully insuring or hedging against. The ability to obtain financing on a commercially acceptable non-recourse basis in developing nations may also require higher investments by the Company than historically have been the case. In addition, financing in countries with less than investment grade sovereign credit ratings may also require substantial participation by multilateral financing agencies. There can be no assurance that such financing can be obtained when needed.

The uncertainty of the legal environment in certain countries in which the Company, its subsidiaries and its affiliates are or in the future may be developing, constructing or operating could make it more difficult for the Company to enforce its respective rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the Company's ability to hold a majority interest in some of the projects that it may develop or acquire. International projects owned by the Company may, in certain cases, be expropriated by applicable governments. Although AES may have legal recourse in enforcing its rights under agreements and recovering damages for breaches thereof, there can be no assurance that any such legal proceedings will be successful.

Competition. The global power production market is characterized by numerous strong and capable competitors, many of whom may have extensive and more diversified developmental or operating experience (including both domestic and international experience) and greater financial resources than the Company. Further, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining power sales agreements and acquiring existing power generation assets. In certain markets, these factors have caused reductions in prices contained in new power sales agreements and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding practices. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where the Company sells or intends to sell power. There can be no assurance that the foregoing competitive factors will not have a material adverse effect on the Company.

Development Uncertainties. The majority of the projects that AES develops are large and complex and the completion of any such project is subject to substantial risks. Development can require the Company to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation on terms satisfactory to the Company of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation and satisfactory completion of construction. There can be no assurance that AES will be able to obtain new power sales contracts, overcome local opposition, if any, obtain the necessary site agreements, fuel supply and ash disposal agreements, construction contracts, steam sales contracts, licenses and certifications, environmental and other permits and financing commitments necessary for the successful development of its projects. There can be no assurance that development efforts on any particular project, or the Company's efforts generally, will be successful. If these development efforts are not successful, the Company may abandon a project under development. At the time of abandonment, the Company would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities. The future growth of the Company is dependent, in part, upon the demand for significant amounts of additional electrical generating capacity and its ability to obtain contracts to supply portions of this capacity. Any material unremedied delay in, or unsatisfactory completion of, construction of the Company's projects could, under certain circumstances, have an adverse effect on the Company's ability to meet its obligations, including the payment of principal of, premium, if any and interest on Notes. The Company also is faced with certain development uncertainties arising out of doing business outside of the United States. See "-- Doing Business Outside the United States."

Uncertainty of Access to Capital for Future Projects. Each of AES's projects under development and those independent power facilities it may seek to acquire may require substantial capital investment. Continued access to capital with acceptable terms is necessary to assure the success of future projects and acquisitions. AES has primarily utilized project financing loans to fund the capital expenditures associated with constructing and acquiring its electric power plants and related assets. Project financing borrowings have been substantially non-recourse to other subsidiaries and affiliates and to AES as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. The Company intends to continue to seek, where possible, such non-recourse project financing in connection with the assets which the Company or its affiliates may develop, construct or acquire. However, depending on market conditions and the unique characteristics of individual projects, the Company's traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, the Company, in such locations, has and will continue to seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, AES may determine that sufficient financing will ultimately not be available to fund the related project.

In addition to the project financing loans, if available, AES provides a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction, or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from issuances of senior subordinated notes, convertible debentures and common stock of the Company.

The Company's ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, investor confidence in the Company, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, AES may decide not to build new plants or acquire existing facilities. While a decision not to build new plants or acquire existing facilities would not affect the results of operations of AES on its currently operating facilities or facilities under construction, such a decision would affect the future growth of AES.

Dependence on Utility Customers and Certain Projects. The nature of most of AES's power projects is such that the facility generally relies on one power sales contract with a single customer for the majority, if not all, of its revenues over the life of the power sales contract. During 1995, four customers accounted for 73% of the Company's revenues. The prolonged failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on AES's primary source of revenues. AES has sought to reduce this risk in part by entering into power sales contracts with utilities or other customers of strong credit quality and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.

Four of the Company's plants collectively represented approximately 61% of AES's consolidated total assets at December 31, 1995 and generated approximately 80% of AES's consolidated total revenues for the year ended December 31, 1995.

Regulatory Uncertainty. AES' cogeneration operations are subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") and the Public Utility Holding Company Act, as amended ("PUHCA"). PURPA provides to qualifying facilities ("QFs") certain exemptions from substantial federal and state legislation, including regulation as public utilities. PUHCA regulates public utility holding companies and their subsidiaries. AES is not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants it owns are QFs under PURPA. QF status is conditioned on meeting certain criteria, and would be jeopardized, for example, by the loss of a steam customer. The Company believes that, upon the occurrence of an event that would threaten the QF status of one of its domestic plants, it would be able to react in a manner that would avoid the loss of QF status (such as by replacing the steam customer). In the event the Company were unable to avoid the loss of such status for one of its plants, to avoid public utility holding company status, AES could apply to the Federal Energy Regulatory Commission ("FERC") to obtain status as an Exempt Wholesale Generator ("EWG"), or could restructure the ownership of the project subsidiary. EWGs, however, are subject to broad regulation by FERC and may be subject to state public utility commissions regulation regarding non-rate matters. In addition, any restructuring of a project subsidiary would likely result in, among other things, a reduced financial interest in such subsidiary, which could result in a gain or loss on the sale of the interest in such subsidiary, the removal of such subsidiary from the consolidated income tax group or the consolidated financial statements of the Company, or an increase or decrease in the results of operations of the Company.

The United States Congress is considering proposed legislation which would repeal PURPA entirely, or at least repeal the obligation of utilities to purchase from QFs. There is strong support for grandfathering existing QF contracts if such legislation is passed, and also support for requiring utilities to conduct competitive bidding for new electric generation if the PURPA purchase obligation is eliminated. Various bills have also proposed repeal of PUHCA. Repeal of PUHCA would allow both independents and vertically integrated utilities to acquire retail utilities in the United States that are geographically widespread, as opposed to the current limitations of PUHCA which require that retail electric systems be capable of physical integration. In addition, registered holding companies would be free to acquire non-utility businesses, which they may not do now, with certain limited exceptions. Competition for independent power generators from vertically integrated utilities would likely increase. Repeal of PURPA and/or PUHCA may or may not be part of comprehensive legislation to restructure the electric utility industry, allow retail competition, and deregulate most electric rates. The effect of any such repeal cannot be predicted, although any such repeal could have a material adverse effect on the Company.

Electric Utility Industry Restructuring Proposals. The FERC and many state utility commissions are currently studying a number of proposals to restructure the electric utility industry in the United States to permit utility customers to choose their utility supplier in a competitive electric energy market. The FERC issued a final rule in April 1996 which requires utilities to offer wholesale customers and suppliers open access on utility transmission lines, on a comparable basis to the utilities' own use of the lines. The final rule is subject to rehearing and may become the subject of court litigation. Many utilities have already filed "open access" tariffs. The utilities contend that they should recover from departing customers their fixed costs that will be "stranded" by the ability of their wholesale customers (and perhaps eventually, their retail customers) to choose new electric power suppliers. The FERC final rule endorses the recovery of legitimate and verifiable "stranded costs." These may include the costs utilities are required to pay under many QF contracts which the utilities view as excessive when compared with current market prices. Many utilities are therefore seeking ways to lower these contract prices or rescind the contracts altogether, out of concern that their shareholders will be required to bear all or part of such "stranded" costs. Some utilities have engaged in litigation against QFs to achieve these ends. In addition, future United States electric rates may be deregulated in a restructured United States electric utility industry and increased competition may result in lower rates and less profit for United States electricity sellers. Falling electricity prices and uncertainty as to the future structure of the industry is inhibiting United States utilities entering into long-term power purchase contracts. The effect of any such restructuring on the Company cannot be predicted, although any such restructuring could have a material adverse effect on the Company.

Risk of Litigation Involving Light. Light is the subject of certain lawsuits by industrial customers who have alleged that increases in electricity tariffs introduced by Light and all other electric utilities in Brazil during a price freeze imposed by the federal government of Brazil from March through November 1986 (the "Cruzado Period") were illegal. The plaintiffs are seeking reimbursement for amounts relating to (i) increases paid during the Cruzado Period, which Light estimates may range up to approximately $75 million, and
(ii) increases paid subsequent to the Cruzado Period on the basis that all tariff increases after the Cruzado Period were illegal because they took into account the allegedly illegal increase introduced during the Cruzado Period, which Light estimates may range up to $700 million. The Company has been informed by Light that the Superior Tribunal of Justice in Brazil has affirmed lower court decisions that Light and the other utilities are required to reimburse their industrial customers for the tariff increase during the Cruzado Period and that the Superior Tribunal of Justice has, in an appellate proceeding involving two other utilities, ruled that the plaintiffs in that proceeding are not entitled to reimbursement for tariff increases introduced after the Cruzado Period. Although Brazilian counsel has advised the Company that such counsel does not believe that it is likely that the lawsuits involving Light will be decided differently by the Superior Tribunal of Justice, no assurance can be given that amounts in excess of $75 million (attributable to tariff increases after the Cruzado Period) will not be required to be reimbursed by Light. Although Light has informed the Company that it may be able to recover amounts it is required to reimburse to industrial customers through tariff rate increases, the Company believes that, in the event that the government does not allow such recovery, such claims for recovery may not be legally enforceable. There can be no assurance that if Light were required to reimburse amounts for tariff increases after the Cruzado Period, this would not have a material adverse effect on the financial condition of Light.

Business Subject to Stringent Environmental Regulations. AES's activities are subject to stringent environmental regulation by federal, state, local and foreign governmental authorities. In addition, the Clean Air Act Amendments of 1990 impose more stringent standards than those previously in effect, and require states to impose permit fees on certain emissions. Congress and other foreign governmental authorities also may consider proposals to restrict or tax certain emissions, which proposals, if adopted, could impose additional costs on the operation of AES's power plants. There can be no assurance that AES would be able to recover all or any increased costs from its customers or that its business, financial condition or results of operations would not be materially and adversely affected by future changes in domestic or foreign environmental laws and regulations. The Company has made and will continue to make capital and other expenditures to comply with environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on the Company's financial condition or results of operations.

Control by Existing Stockholders. As of February 1, 1996, AES's two founders, Roger W. Sant and Dennis W. Bakke, and their immediate families together owned beneficially approximately 28% of AES's outstanding Common Stock. As a result of their ownership interests, Messrs. Sant and Bakke may be able to significantly influence or exert control over the affairs of AES, including the election of the Company's directors. As of February 1, 1996, all of AES's officers and directors and their immediate families together owned beneficially approximately 39% of AES's outstanding Common Stock. To the extent that they decide to vote together, these stockholders would be able to significantly influence or control the election of AES's directors, the management and policies of AES and any action requiring stockholder approval, including significant corporate transactions.

Adherence to AES's Principles -- Possible Impact on Results of Operations. A core part of AES's corporate culture is a commitment to "shared principles": to act with integrity, to be fair, to have fun and to be socially responsible. The Company seeks to adhere to these principles not as a means to achieve economic success, but because adherence is a worthwhile goal in and of itself. However, if the Company perceives a conflict between these principles and profits, the Company will try to adhere to its principles -- even though doing so might result in diminished or foregone opportunities.

No Prior Public Market -- Possible Price Volatility of Debt Securities. Prior to the offering, there has been no public market for the Debt Securities. There can be no assurance that an active trading market for the Debt Securities will develop or be sustained. If such a market were to develop, the Debt Securities could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Historically, the market for non-investment grade debt has demonstrated substantial volatility in the prices of securities similar to the Debt Securities. There can be no assurance that the future market for the Debt Securities will not be subject to similar volatility.

                                USE OF PROCEEDS

The Company intends to use the net proceeds from the Offering to either repay amounts outstanding under a credit agreement dated as of May 20, 1996, between the Company and Morgan Guaranty Trust Company of New York, as Agent (the "Bank Credit Agreement"), repay amounts outstanding under a reimbursement agreement dated as of May 20, 1996 between AES Light, Inc. and Morgan Guaranty Trust Company of New York (the "Reimbursement Agreement") or for general corporate purposes.

The Reimbursement Agreement bears interest at the rate of LIBOR plus 2.50% and matures on November 20, 1997. The Company may use the full amount of the net proceeds of the Offering to repay the amount outstanding of $225 million under the Reimbursement Agreement, which was incurred in connection with the Company's acquisition of the Light Interest.

The Bank Credit Agreement, the Company's working capital facility which was used, in part, to finance its acquisition of the Light Interest bears interest at a rate of LIBOR plus 1.75% and matures on May 19, 1999. As of the date hereof, an amount of $202 million is outstanding under the Bank Credit Agreement. If the Company uses the proceeds of the Offering to repay indebtedness under the Bank Credit Agreement, the Company intends to use the remainder of the net proceeds of the Offering for general corporate purposes. See "Description of Corporate Credit Facility."

                            DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The AES Corporation and its subsidiaries and affiliates are primarily in the business of selling electricity to customers in the U.S., England, Northern Ireland, Argentina and China. Electricity sales accounted for 97% of total revenues during 1995 and 95% during 1994. Other sales arise from the sale of steam and other commodities related to the Company's cogeneration operations. Service revenues represent fees earned in connection with energy consulting, wholesale power services and services provided by AES to its affiliates.

Electricity is generated (or manufactured) by power plants owned or leased by the Company's subsidiaries and affiliates. AES now operates and owns (entirely or in part) a diverse portfolio of electric power plants with a total capacity of 4,158 megawatts. Of that total, 1,069 megawatts are produced by plants located in the U.S., 1,420 in the U.K., 840 in Argentina, 788 in Brazil and 41 in China. Of the total megawatts, 29% are produced by plants fueled by solid fuel, 19% are produced by plants fueled by natural gas, 24% are produced by hydroelectric facilities and the remaining 28% are produced by plants capable of burning multiple fossil fuels. AES has grown its portfolio of generating assets by developing and constructing new plants ("greenfield development") and by acquiring existing plants, primarily through competitively bid privatization initiatives outside the U.S.

AES is now in the process of adding 1,462 megawatts to its operating portfolio by constructing two oil-fired power plants in Pakistan totalling 674 megawatts, a 180 megawatt coal-fired plant in the U.S. and 4 plants totalling 608 megawatts in China that will be coal and oil-fired. In total, AES's net equity ownership in plants in operation and construction is 3,233 megawatts.

Because of the significant magnitude and complexity of building electric generating plants, construction periods often range from two to four years, depending on the technology and location. AES currently expects that certain projects now under construction will reach commercial operation and begin to sell electricity at various dates through 1999. The commercial operation date is generally supported by a guarantee from each plant's construction contractor; however, it remains possible, due to changes in the economic, political, technological, regulatory or logistical circumstances surrounding individual plants and their locations, that commercial operations may be delayed or, in extreme circumstances, prohibited.

AES believes that there is significant demand for both new and more efficiently operated electric generating capacity in many regions around the world. In an effort to further grow and diversify the Company's portfolio of electric generating plants, AES is pursuing, through its integrated divisions, additional greenfield developments and acquisitions in North America, India, Pakistan, China, other areas in Southeast Asia, South America, Europe, the Middle East and Africa.

Certain subsidiaries of the Company (domestic and non-U.S.) have signed long-term contracts for the sale of electricity and are in various stages of developing the related greenfield projects. Because these potential projects have yet to begin construction or procure committed long-term financing ("financial closing"), there exist substantial risks to their successful completion, including, but not limited to, those relating to failures of siting, financing, construction, permitting, governmental approvals or termination of the power sales contract as a result of a failure to meet milestones. As of December 31, 1995, capitalized costs for projects under development were approximately $41 million. The Company believes that the costs are recoverable; however, no assurance can be given that changes in circumstances related to individual projects will not occur or that any of these projects will be completed.

As discussed above, AES has been successful in acquiring a portion of its portfolio of generating capacity by participating in competitive bidding under government sponsored privatization initiatives and has been particularly interested in acquiring existing assets in electricity markets that are promoting competition, such as the U.K. and Argentina. Sellers generally seek to complete competitive solicitations in less than one year, much quicker than greenfield development, and require payment in full on transfer. AES believes that its experience in competitive markets and its divisional structure, with geographically dispersed locations, enable it to react quickly and creatively in such situations.

Because of this relatively quick process, it may not be possible to arrange "project financing" (the Company's historically preferred financing method which is discussed further under "Cash Flows, Financial Resources and Liquidity") for specific potential acquisitions. As a result, during 1996, the Company enhanced its financial capabilities to respond to these more accelerated opportunities by entering into the $425 million Bank Credit Agreement. In addition to using additional indebtedness, AES may consider an exchange of project ownership interests or the issuance of its common stock to fund future acquisition opportunities.

RESULTS OF OPERATIONS

First Quarter 1996 and 1995

Revenues increased approximately $1 million (1%), to $172 million from the first quarter of 1995 to the first quarter of 1996. Cost of sales and services decreased approximately $3 million (3%), to $100 million from the first quarter of 1995 to the first quarter of 1996. Gross margin, which represents total revenues reduced by cost of sales and services, increased approximately $4 million (6%), to $72 million during the same period. Gross margin as a percentage of total revenues was 42% for the first quarter of 1996 and 40% for the same period of 1995. The increase in gross margin is primarily due to improved results at Deepwater due to higher gas prices during the first quarter of 1996, and better performance at Central Termica San Nicolas S.A. ("San Nicolas") due to cost reduction efforts at the plant.

Selling, general and administrative expenses increased approximately $1 million (13%) from the first quarter of 1995 to the first quarter of 1996, and as a percentage of total revenue, remained constant at 5% of revenues.

Operating income increased approximately $3 million (5%), to $63 million from the first quarter of 1995 to the first quarter of 1996. This increase is the result of the factors discussed above.

Interest expense decreased approximately $3 million (10%), to $28 million from the first quarter of 1995 to the first quarter of 1996. The decrease is primarily due to the declining balances of project financing debt at U.S. plants and at San Nicolas.

Interest income decreased approximately $2 million (29%), to $5 million from the first quarter of 1995 to the first quarter of 1996. This decrease is primarily due to investments in new projects at AES Chigen and a decrease in the balance of corporate unrestricted cash and cash equivalents.

Equity in net earnings of affiliates increased approximately $5 million (67%) from the first quarter of 1995 to the first quarter of 1996. The increase is primarily due to Medway, which was not in operation in 1995.

Income taxes increased approximately $1 million (7%), to $15 million from the first quarter of 1995 to the first quarter of 1996. This increase resulted primarily from an increase in the Company's estimated effective income tax rate from approximately 38% in 1995 to 39% in 1996, and higher income before taxes.

Fiscal Years 1995, 1994 and 1993

Revenues. Total revenues increased $152 million (29%) to $685 million in 1995 after increasing $14 million (3%) to $533 million in 1994 as compared to each applicable preceding year. The increase in 1995 primarily reflects the additional revenues arising from the acquisitions of a controlling interest in San Nicolas and the outstanding debt of AES Deepwater during the year, improved capacity factors at AES Thames and AES Barbers Point and increases in revenues associated with wholesale power services provided by AES Power, the Company's power marketing subsidiary. These increases were offset, in part, by decreased energy revenues at AES Placerita. The 1994 increase was primarily attributable to a higher capacity factor and contract rate increases at AES Beaver Valley and increased service revenues associated with an affiliated plant under construction, offset, in part, by an earthquake in California which temporarily shut down AES Placerita in early 1994 and lower energy revenues at AES Shady Point.

The nature of most of the Company's operations is such that each power plant generally relies on one power sales contract with a single electric utility customer or a regional or national transmission and distribution customer for the majority, if not all, of its revenues. During 1995, four customers accounted for 73% of the Company's revenues. The prolonged failure of any one customer to fulfill its contractual payment obligations in the future could have a substantial negative impact on AES's primary source of revenues. Where possible, the Company has sought to reduce this risk, in part, by entering into power sales contracts with customers that have their debt or preferred stock rated "investment grade" by nationally recognized rating agencies and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.

A portion of the electricity sales at San Nicolas is not subject to a contract and is available for sale, when economically advantageous, in the competitive Argentine spot electricity market. The prices paid for electricity in the Argentine market are significantly dependent on the behavior of the Argentine economy, including the demand for and retail price of electricity and the competitive price and availability of power from other suppliers, including hydroelectric facilities. During 1994 and 1995, prices paid for electricity in the Argentine spot market were often lower than San Nicolas's marginal cost of production and as a result, sales of electricity in excess of its contracts were curtailed. Such economic conditions may continue.

Costs of Sales and Services. Total costs of sales and services increased $136 million (51%) to $405 million in 1995 after remaining constant at $269 million in 1994 as compared to each applicable preceding year. The increase in 1995 was caused primarily by the additional operating costs arising from the acquisitions of a controlling interest in San Nicolas and the purchase of the outstanding debt of AES Deepwater during the year, increased fuel costs arising from a higher capacity factor at AES Barbers Point and increased costs associated with AES Power's wholesale power services, offset, in part, by decreased fuel and operating costs at AES Placerita due to operating efficiency and cost reduction efforts. Operating costs at both AES Thames and AES Shady Point were lower in 1994 as compared to 1993 due to operating efficiency and cost reduction efforts. In addition, operating costs at AES Placerita were lower in 1994 due to the temporary shutdown resulting from the earthquake. These reductions in costs were offset by increases in operating costs at AES Beaver Valley due to higher capacity factors in 1994 and increases in costs associated with operating and construction services performed for affiliates.

Gross Margin. Gross margin (revenues less costs of sales and services) increased $16 million (6%) to $280 million in 1995 after increasing $14 million (6%) in 1994 as compared to each applicable preceding year. The improvement in 1995 reflects the acquisitions of a controlling interest in San Nicolas and the outstanding debt of AES Deepwater during the year and improved operations at AES Placerita and AES Thames, offset, in part by lower service revenues from affiliates. The increase in 1994 was primarily due to improved operations at AES Beaver Valley and service revenues from affiliates, offset, in part, by lower revenues at AES Shady Point and the effect of the earthquake on AES Placerita. As a percentage of total revenues, gross margin decreased to 41% in 1995, down from 50% in 1994, and 48% in 1993.

Because the Company's operations are located in different geographical areas, seasonal variations are not generally expected to have a significant effect on quarterly financial results. However, unusual weather conditions and the specific needs of each plant to perform routine (including annual or multi-year) outages or unanticipated facility maintenance may have an effect on quarterly financial results. In addition, some power sales contracts permit the utility customer to significantly dispatch the related plant (i.e., direct the plant to deliver a reduced amount of electrical output) within certain specified parameters. Such dispatching, however, does not have a material impact on the results of operations of the related subsidiary because, even when dispatched, the plant's capacity payments generally are not reduced.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased less than $1 million (2%) to $32 million in 1995 after decreasing $3 million (9%) to $32 million in 1994 as compared to each applicable preceding year. The 1995 increase is attributable to a slight increase in administrative costs. The decrease in 1994 was due primarily to a higher proportion of capitalized costs associated with certain projects under development in 1994, offset, in part, by increased development and administrative costs of AES Chigen. As a percentage of total revenue, selling, general and administrative expenses decreased to 5% in 1995 down from 6% in 1994 and 7% in 1993.

Operating Income. Operating income improved $16 million (7%) to $248 million in 1995 after increasing $39 million (20%) to $232 million in 1994 as compared to each applicable preceding year. The increases result from the factors discussed in the preceding paragraphs.

Other Income and Expense. Other income and expense decreased $6 million (7%) to $81 million in 1995 after decreasing $17 million (16%) to $87 million in 1994 as compared to each applicable preceding year. Interest expense increased 1% in 1995 and decreased 3% in 1994. The increase in 1995 reflects the additional interest expense associated with the acquisition of a controlling interest in San Nicolas offset almost entirely by declining balances of project financing debt through the year. The decline in 1994 was also primarily due to declining balances of project financing debt offset, in part, by the interest expense associated with the issuance of the Company's 9 3/4% Senior Subordinated Notes due 2000 in June 1993. AES capitalizes interest incurred during the development and construction of its facilities. Capitalized interest totaled approximately $8 million in 1995, $2 million in 1994 and $1 million in 1993.

Interest income increased 23% in 1995 and 100% in 1994. The 1995 increase reflects higher cash and debt service reserve account balances at operating plants, higher interest rates and a full year of interest on AES Chigen's invested cash balances offset, in part, by investments in new projects at AES Chigen and a decrease in the balance of corporate unrestricted cash and cash equivalents. The 1994 increase was due to higher cash balances including, most significantly, the funds raised in the initial public offering of AES Chigen of approximately $152 million.

Equity in earnings of affiliates (after income taxes) increased 17% in 1995 and 20% in 1994. The increase in 1995 results most significantly from the start of operations at Medway Power Ltd. ("Medway") in late 1995. Medway is a 660 megawatt gas-fired plant located east of London, England. AES operates the plant and holds a 25% ownership interest in the joint venture. The increase in 1994 was attributable to improved results from NIGEN, Ltd.

Income Taxes. The Company's effective tax rate increased to 38% in 1995 and to 34% in 1994. The increase in 1995 is due to the elimination of the U.S. federal valuation allowance resulting from the purchase in 1995 of the previously outstanding debt of AES Deepwater. The 1994 increase resulted from the absence of reductions to the valuation allowance that were recorded in 1993 in connection with the Company's adoption of Statement of Financial Accounting Standards No. 109 in that year.

Extraordinary Items. During 1994, the Company purchased and retired the subordinated project financing debt and accrued interest at AES Placerita, resulting in an extraordinary gain of $4 million, net of taxes. Also, in 1994, the Company's affiliate, NIGEN, Ltd., refinanced its outstanding project financing loan through a public debenture offering. The extinguishment of such debt resulted in an extraordinary loss of $7 million. The Company's share, $2 million, net of taxes, resulted in an extraordinary loss.

OUTLOOK

Although recent activity in the U.S. electricity market has provided opportunities for independent and competitive power generators like AES, most of the country's generating capacity along with substantially all of the transmission and distribution services continue to be regulated under a state and federal regulatory framework. As consumers, regulators and suppliers continue the debate about how to further decrease the regulatory aspects of providing electricity services, the Company believes in and is encouraging an orderly transition to a more competitive electricity market. Inherent in any significant transition to competitive markets are risks associated with the competitiveness of existing regulated enterprises, and as a result, their ability to perform under long-term contracts such as the Company's electricity sale contracts. Although AES strongly believes in the integrity of its contracts, there can be no assurance that each of its customers, in a restructured and competitive environment, will fulfill or will be capable in all circumstances of fulfilling their financial and legal obligations.

It is also possible that as more of the world's markets for electricity move towards competition (as in Argentina and the U.K.), an increasing proportion of the Company's revenues may be dependent on prices determined in spot markets. In order to capture a portion of the market share in competitive generation markets, AES is considering and may elect to invest in and construct technologically-advanced, low-cost electricity plants. Such an investment, which would not necessarily be supported by a long-term contract for all or any of the plant's expected output, would most likely require the Company (as well as its competitors) to make larger equity contributions (as a percentage of the total capital cost) than the more "traditional" contract-based investments.

CASH FLOWS, FINANCIAL RESOURCES AND LIQUIDITY

Cash from Operations. Cash flows provided by operating activities totaled $197 million during 1995 as compared to $164 million during 1994. The increase in 1995 was primarily due to increased pre-tax income.

Operating cash flows in the first quarter of 1996 provided $45 million.

Cash from Investing Activities. Net cash used in investing activities totaled $343 million during 1995 as compared to $120 million during 1994. The 1995 amount primarily reflects the Company's investments in the outstanding debt of AES Deepwater, additional ownership in AES San Nicolas, the acquisition of AES Rio Juramento, and construction efforts at AES Lal Pir, AES Pak Gen and AES Warrior Run, and AES Chigen's investments in the Wuxi and Yangchun Fuyang projects. The 1994 amount primarily reflects the investment of cash in short-term investments of $72 million and debt service reserves of $17 million, capital additions of $10 million and investments in projects in development of $17 million.

Approximately $45 million of cash for investing activities in the first quarter of 1996 was used to fund construction in progress and to acquire Hidrotermica San Juan, S.A., an Argentine company which operates two power plants in Argentina.

Cash from Financing Activities. Net cash provided by financing activities aggregated $130 million during 1995 as compared to $80 million during 1994. During 1995, the Company borrowed $133 million in project financing loans associated with the construction of AES Lal Pir and AES Warrior Run and $50 million under its revolving credit facility. Repayments of project finance borrowings were $63 million during the year. During 1994, AES Chigen, a controlled affiliate, raised $152 million (net of issuance costs) through an initial public offering of 10.2 million shares of Class A common stock. These proceeds are being used to fund the development, acquisition and construction of electric power generation and related facilities in China, including equity investments in, and loans to, joint venture companies, and for general corporate purposes. Also during 1994, the Company made principal payments on project financing debt of $72 million.

During the first quarter of 1996, financing activities included $12 million in repayments on project financing, $19 million in repayments on the revolving credit facility and $20 million in project finance borrowings related to projects in construction.

AES has primarily utilized project financing loans to fund the capital expenditures associated with constructing and acquiring its electric power plants and related assets. Project financing borrowings have been substantially non-recourse to other subsidiaries and affiliates and to AES as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. The Company intends to continue to seek, where possible, such non-recourse project financing in connection with the assets which the Company or its affiliates may develop, construct or acquire. However, depending on market conditions and the unique characteristics of individual projects, the Company's traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, the Company, in such locations, has and will continue to seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, AES may determine that sufficient financing will ultimately not be available to fund the related project.

In addition to the project financing loans, if available, AES provides a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction, or acquisition of its projects. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from issuances of senior subordinated notes, convertible debentures and common stock of the Company.

Interim needs for shorter-term and working capital financing have been met with borrowings under AES's Bank Credit Agreement. Over the past several years, the Company has continued to increase the amount of available financing under the revolver while striving to enhance its flexibility and usefulness. During 1996, AES entered into a new $425 million revolver, the Bank Credit Agreement, which provides full availability as borrowings or letters of credit. Under the terms of the Bank Credit Agreement, AES is required to reduce its direct borrowings to $125 million for 30 consecutive days during each twelve month period. The terms of the Bank Credit Agreement also include financial covenants related to net worth, cash flow and investments and restrictions related to the incurrence of additional debt and certain other obligations and limitations on cash dividends. See "Description of Corporate Credit Facility".

The ability of AES's subsidiaries to declare and to pay dividends to AES is restricted under the terms of existing project financing debt agreements. See
Note 5 to the consolidated financial statements. In connection with its project financings, AES has expressly undertaken certain limited obligations and contingent liabilities, most of which will only be effective or will be terminated upon the occurrence of future events. These obligations and contingent liabilities, excluding letter of credit obligations under the revolver, were limited by their terms as of March 31, 1996 to an aggregate of approximately $176 million. Approximately $14 million of these guarantees are supported by cash deposits or cash collateralized letters of credit. The Company is obligated under other contingent liabilities which are limited to amounts, or percentages of amounts received by AES as distributions from its project subsidiaries. These contingent liabilities aggregated $37 million as of March 31, 1996. In addition, AES has expressly undertaken certain other contingent obligations, which the Company does not expect to have a material adverse effect on its results of operations, but which by their terms are not capped at a dollar amount. Because each of the Company's plants and projects is a distinct entity, the plants and projects are geographically diverse and the obligations related to a single plant or project are based on contingencies of varying types, the Company believes it is unlikely that it will be called upon to perform under several of such obligations at any one time. AES's obligations and contingent liabilities described above in certain cases take the form of, or are supported by, letters of credit.

INFLATION, INTEREST RATES, EXCHANGE RATES, CHANGING ENERGY PRICES, AND ENVIRONMENTAL PERFORMANCE

The Company attempts, whenever possible, to hedge certain aspects of its projects against the effects of fluctuations in inflation, interest rates and energy prices. AES has generally structured the energy payments in its power sales contracts to adjust with similar price indices as do its contracts with the fuel suppliers for the corresponding plants. In some cases a portion of revenues is associated with operations and maintenance costs, and as such is indexed to adjust with inflation. AES has also used a hedging strategy to insulate each plant's financial performance, where appropriate, against the risk of fluctuations in interest rates. Depending on whether capacity payments are fixed or vary with inflation, the Company generally hedges against interest rate fluctuations by arranging fixed-rate or variable rate financing, respectively. In certain cases, the Company executes interest rate swap agreements to effectively fix the interest rate on the underlying variable rate financing. Such swaps effectively increased the Company's weighted average borrowing rate by 5.0%, 4.1% and 3.5% for the years ended December 31, 1993, 1994 and 1995. Swap payments included in interest expense for those same periods were $53 million, $44 million and $24 million, respectively. In addition, certain subsidiaries of the Company have interest rate cap agreements with terms ranging from one to six years in an aggregate notional amount of $619 million.

The hedging mechanisms described above are implemented through contractual provisions with fuel suppliers and international financial institutions. As a result, their effectiveness is dependent, in part, on each counterparty's ability to perform in accordance with the provisions of the relevant contract. The Company has sought to reduce this risk by entering into contracts with creditworthy organizations, where possible, and where not possible, as in the case of certain local fuel suppliers, to execute standby or option agreements with a creditworthy organization.

Because of the complexity of hedging strategies and the diverse nature of AES's operations, the financial performance of its portfolio, although significantly hedged, will likely be somewhat affected by fluctuations in inflation, interest rates and energy prices. For example, AES's current portfolio of operating plants generally performs better with higher oil and natural gas prices and with lower interest rates. Performance is also sensitive to the difference between inflation and interest rates, and generally performs better when increases in inflation are higher than increases in interest rates.

Through its equity investments in foreign affiliates, AES operates in jurisdictions dealing in currencies other than the Company's functional currency, the U.S. dollar. Such investments were made to fund equity requirements and to provide collateral for contingent obligations. Due primarily to the long-term nature of the investments, the Company accounts for any adjustments resulting from translation as a charge or credit directly to a separate component of stockholders' equity. The Company had approximately $10 million, net of the applicable tax benefit, in cumulative translation adjustment losses at December 31, 1995.

Because of the nature of AES's operations, its activities are subject to stringent environmental laws and regulations by relevant authorities at each plant location. If environmental laws or regulations were to change in the future, there can be no assurance that AES would be able to recover all or any increased costs from its customers or that its business and financial condition or results of operations would not be materially and adversely affected. The Company has made and will continue to make capital and other expenditures to comply with such environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on the Company's financial condition or results of operations.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                              --------------------------------------------
                                                                                                  QUARTER
                                                                                                   ENDED
                                                                   YEAR ENDED DECEMBER 31        MARCH 31
                                                              1991   1992   1993   1994   1995     1996
                                                              -----  -----  -----  -----  -----  ---------
Ratio of earnings to fixed charges..........................   1.31   1.37   1.63   2.08   2.18       2.12

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and minority interest, plus fixed charges, less capitalized interest, less excess of earnings over dividends of less-than-fifty-percent-owned companies. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense which the Company believes to be representative of an interest factor. A statement setting forth the computation of the above ratios of earnings to fixed charges is on file as an exhibit to the Registration Statement of which this Prospectus is a part.

                         DESCRIPTION OF DEBT SECURITIES

The Debt Securities are to be issued under an Indenture (the "Indenture") between The First National Bank of Chicago, as Trustee (the "Trustee"), and the Company. A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is also available for inspection at the office of the Trustee. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

GENERAL

The Indenture does not limit the amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the designation, aggregate principal amount and authorized denominations of the Offered Debt Securities; (ii) the date or dates on which the Offered Debt Securities will mature; (iii) the rate or rates per annum at which the Offered Debt Securities will bear interest; (iv) the dates on which any such interest will be payable and the record dates for any such interest payments; (v) any mandatory or optional redemption terms; (vi) the place where the principal of and interest on the Offered Debt Securities will be payable; (vii) if other than denominations of $1,000 or multiples thereof, the denominations in which the Offered Debt Securities will be issuable; (viii) whether the Offered Debt Securities shall be issued in the form of Global Securities (as defined below) or certificates; (ix) additional provisions, if any, relating to the defeasance of the Offered Debt Securities; (x) the currency or currencies, if other than the currency of the United States, in which payment of the principal of and interest on the Offered Debt Securities will be payable;
(xi) whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities; (xii) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. Person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; and (xiii) other specific terms, including any additional events of default or covenants provided for with respect to the Offered Debt Securities.

As described in each Prospectus Supplement relating to any particular series of Debt Securities offered thereby, the Indenture may contain covenants limiting:
(i) the incurrence of debt by the Company; (ii) the incurrence of debt by subsidiaries of the Company; (iii) the making of certain payments by the Company and its subsidiaries; (iv) subsidiary mergers; (v) business activities of the Company and its subsidiaries; (vi) the issuance of preferred stock of subsidiaries; (vii) asset dispositions; (viii) transactions with affiliates;
(ix) liens; and (x) mergers and consolidations involving the Company.

The Debt Securities will be unsecured and will rank on a parity with all other unsecured senior subordinated indebtedness of the Company. See
"-- Subordination."

BOOK-ENTRY SYSTEM

If so specified in the accompanying Prospectus Supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the accompanying Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Upon the issuance of a Global Security in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters, dealers, or agents, if any, or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the Depositary or its nominee is the owner of record of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Security represented by such Global Security registered in their names, and will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of record under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

Payments of principal of, premium, if any, and interest on Debt Securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or such nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

The Company has been advised by the Depositary that the Depositary will credit participants accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of the Debt Securities being offered hereby is exchangeable for Debt Securities in definitive form of like tenor and terms if (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for such Global Security or if at any time the Depositary is no longer eligible to be or in good standing as a clearing agency registered under the Exchange Act, and in either case, a successor depositary is not appointed by the Company within 90 days of receipt by the Company of such notice or of the Company becoming aware of such ineligibility, or (ii) the Company in its sole discretion at any time determines not to have all of the Debt Securities represented by a Global Security and notifies the Trustee thereof. A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in such names and in such authorized denominations as the Depositary for such Global Security shall direct. The Debt Securities of a series may also be issued in the form of one or more bearer global Debt Securities (a "Bearer Global Security") that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the Specific terms of the depositary arrangement, with respect to any portion of a series of Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.

SUBORDINATION

The payment of principal of, premium, if any, and interest on the Debt Securities will, to the extent and in the manner set forth in the Indenture, and as more fully described in the Prospectus Supplement, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Debt.

By reason of such subordination, in the event of insolvency, funds that would otherwise be payable to holders of Debt Securities will be paid to the holders of Senior Debt to the extent necessary to pay the Senior Debt in full, and the Company may be unable to meet fully its obligations with respect to the Debt Securities.

"Senior Debt" is defined to mean the principal of (and premium, if any) and interest on all Debt of the Company whether created, incurred or assumed before, on or after the date of the Indenture; provided that Senior Debt shall not include (i) the Company's 9 3/4% Senior Subordinated Notes Due 2000 which rank pari passu to the Debt Securities, (ii) the Company's 6 1/2% Convertible Subordinated Debentures Due 2002 which rank junior to the Debt Securities, (iii) Debt that, when incurred and without respect to any election under Section 1111
(b) of Title 11, U.S. Code, was without recourse to the Company, (iv) Debt of the Company to any affiliate, (v) any other Debt of the Company which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Debt Securities and
(vi) redeemable stock of the Company.

"Debt" is defined to mean, with respect to any person at any date of determination (without duplication), (i) all indebtedness of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such person in respect of letters of credit or bankers' acceptances or other similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations of such person to pay the deferred purchase price of property or services, except trade payables, (v) all obligations of such person as lessee under capitalized leases, (vi) all Debt of others secured by a lien on any asset of such person, whether or not such Debt is assumed by such person; provided that, for purposes of determining the amount of any Debt of the type described in this clause, if recourse with respect to such Debt is limited to such asset, the amount of such Debt shall be limited to the lesser of the fair market value of such asset or the amount of such Debt, (vii) all Debt of others guaranteed by such person to the extent such Debt is Guaranteed by such person, (viii) all redeemable stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends and (ix) to the extent not otherwise included in this definition, all obligations of such person under currency agreements and interest rate agreements.

EVENTS OF DEFAULT

An Event of Default, as defined in the Indenture and applicable to Debt Securities, will occur with respect to the Debt Securities of any series if: (i) the Company defaults in the payment of principal of (or premium if any, on) any Debt Security of such series when the same becomes due and payable at maturity, upon acceleration, redemption, mandatory repurchase, or otherwise; (ii) the Company defaults in the payment of interest on any Debt Security of such series when the same becomes due and payable, and such default continues for a period of 30 days; (iii) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture with respect to the Debt Security of such series or under the Debt Securities of such Series and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or by the holders

(as defined in the Indenture) of 25% or more in aggregate principal amount of the Debt Securities of all series affected hereby; (iv) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any of its subsidiaries in an involuntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of the Company or any of its subsidiaries or for all or substantially all of the property and assets of the Company or any of its subsidiaries or (C) the winding up or liquidation of the affairs of the Company or any of its subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; (v) the Company or any of its subsidiaries (A) commences a voluntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of the Company or any of its subsidiaries or for all or substantially all of the property and assets of the Company or any of its subsidiaries or (C) effects any general assignment for the benefit of creditors; and (vi) any other Events of Default set forth in the applicable Prospectus Supplement occur.

If an Event of Default (other than an Event of Default specified in clause (iv) or (v) above that occurs with respect to the Company) occurs with respect to the Debt Securities of any series then outstanding and is continuing under the Indenture, then, and in each and every such case, except for any series of Debt Securities the principal of which shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of any such series then outstanding under the Indenture (each such series voting as a separate class) by written notice to the Company (and to the Trustee if such notice is given by the holders (the "Acceleration Notice")), may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on the Debt Securities of such series to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. If an Event of Default specified in clause (iv) or (v) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder. The holders of at least a majority in principal amount of the outstanding Debt Securities of any Series may, by written notice to the Company and to the Trustee, waive all past defaults with respect to Debt Securities of such series and rescind and annul a declaration of acceleration with respect to Debt Securities of such series and its consequences if (i) all existing Events of Default applicable to Debt Securities of such series, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, See "-- Modification and Waiver."

The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of such series of Debt Securities not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Debt Securities of such series. A holder may not pursue any remedy with respect to the Indenture or the Debt Securities of any Series unless: (i) the holder gives the Trustee written notice of a continuing Event of Default; (ii) the holders of at least 25% in aggregate principal amount of outstanding Debt Securities of such series make a written request to the Trustee to pursue the remedy; (iii) such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such Series do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any holder of a Debt Security to receive payment of the principal of, premium, if any, or interest on, such Debt Security or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Debt Securities, which right shall not be impaired or affected without the consent of the holder.

The Indenture will require certain officers of the Company to certify, on or before a date not more than four months after the end of each fiscal year, that to the best of such officers knowledge, the Company has fulfilled all its obligations under the Indenture. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

MODIFICATION AND WAIVER

The Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Debt Securities of any series without notice to or the consent of any holder: (i) to cure any ambiguity, defect, or inconsistency in the Indenture; provided that such amendments or supplements shall not adversely affect the interests of the holders in any material respect; (ii) to comply with
Article 5 of the Indenture; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenter Act of 1939, as amended; (iv) to evidence and provide for the acceptance of appointment with respect to the Debt Securities of any or all series by a successor Trustee; (v) to establish the form or forms or terms of Debt Securities of any series or of the coupons pertaining to such Debt Securities as permitted by the Indenture; (vi) to provide for uncertificated Debt Securities and to make all appropriate changes for such purpose; and (vii) to make any change that does not materially and adversely affect the rights of any holder.

The Indenture also provides that modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby (each series voting as a separate class); provided, however, that no such modification or amendment may, without the consent of each holder affected thereby, (i) change the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, any Debt Security, (ii) reduce the principal amount of, or premium, if any, or interest on, any Debt Security, (iii) reduce the above-stated percentage of outstanding Debt Securities the consent of whose holders is necessary to modify or amend the Indenture with respect to the Debt Securities of any series, (iv) reduce the percentage or aggregate principal amount of outstanding Debt Security of any series the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of holders of Debt Securities of such series with respect to such covenant or provision, shall be deemed not to affect the rights under the Indenture of the holders of Debt Securities of any other series or of the coupons appertaining to such Debt Securities. It shall not be necessary for the consent of the holders under this section of the Indenture to approve the particular form of any proposed amendment, supplement, or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement, or waiver under this section of the Indenture becomes effective, the Company shall give to the holders affected thereby a notice briefly describing the amendment, supplement, or waiver. The Company will mail supplemental indentures to holders upon request. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

RESTRICTION ON MERGERS, CONSOLIDATIONS AND SALES OF ASSETS

The Company may not consolidate with, merge with or into, or transfer all or substantially all off its assets (as an entirety or substantially an entirety in one transaction or a series of related transactions), to any Person unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which properties and assets of the Company are transferred shall be a solvent corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume in writing all the obligations of the Company under the Notes; (ii) immediately after giving effect to such transaction no Event of Default or event or condition which through the giving of notice of lapse of time or both would become an Event of Default shall have occurred and be continuing, and (iii) such other conditions as may be established in connection with the issuance of the Debt Securities of any series then outstanding.

DEFEASANCE AND DISCHARGE

The Indenture provides that the Company shall be deemed to have paid and shall be discharged from any and all obligations in respect of the Debt Securities of any series, on the 123rd day after the deposit referred to below has been made, and the provisions of the Indenture will no longer be in effect with respect to the Debt Securities of such series (except for, among other matters, certain obligations to register the transfer or exchange of the Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof, in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes, on the due date thereof or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be, in accordance with the terms of the Indenture and the Debt Securities, (B) the Company has delivered to the Trustee (i) either (x) an opinion of counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law or related treasury regulations after the date of the Indenture such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel and (ii) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound, (D) the Company is not prohibited from making payments in respect of the Notes by the subordination provisions contained in the Indenture and (E) if at such time the Debt Securities are listed on a national securities exchange, the Company has delivered to the Trustee an opinion of counsel to the effect that the Debt Securities will not be delisted as a result of such deposit, defeasance and discharge.

As more fully described in the Prospectus Supplement, the Indenture also provides for defeasance of certain covenants and certain events of default.

                              PLAN OF DISTRIBUTION

The Company may sell the Debt Securities in any of three ways (or in any combination thereof): (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The Prospectus Supplement with respect to any Offered Debt Securities will set forth the terms of the offering of such Offered Debt Securities, including the name or names of any underwriters, dealers or agents and the respective amounts of such Offered Debt Securities underwritten or purchased by each of them, the initial public offering price of such Offered Debt Securities and the proceeds to the Company from such sale, any discounts, commissions or other items constituting compensation from the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Offered Debt Securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any Offered Debt Securities, such Offered Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Offered Debt Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Such managing underwriters or underwriters may include

J.P. Morgan Securities Inc. and Goldman, Sachs & Co. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Offered Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such Offered Debt Securities if any are purchased.

Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Offered Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

The legality of the Debt Securities offered hereby will be passed upon for the Company by Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, New York 10112. Unless otherwise indicated in the Prospectus Supplement relating to any Offered Debt Securities, certain legal matters in connection with the offering of the Offered Debt Securities will be passed upon for any underwriters or agents by Davis Polk & Wardwell.

                                    EXPERTS

The consolidated financial statements in this Prospectus, and the consolidated financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K, for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included herein and incorporated by reference, herein, respectively, and have been so included and incorporated, in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Light in this Prospectus by reference for the years ended December 31, 1995 and 1994 and for the years then ended have been audited by Deloitte Touche Tohmatsu, Rio de Janeiro, Brazil, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      THE AES CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants...............................................    F-2
Consolidated Balance Sheets at December 31, 1995 and 1994 and March 31, 1996
  (unaudited)..........................................................................    F-3
Consolidated Statements of Operations -- For the Years Ended December 31, 1995, 1994
  and 1993 and For the Three Months Ended March 31, 1996 and 1995 (quarterly
  unaudited)...........................................................................    F-4
Consolidated Statements of Cash Flows -- For the Years Ended December 31, 1995, 1994
  and 1993 and For the Three Months Ended March 31, 1996 and 1995 (quarterly
  unaudited)...........................................................................    F-5
Notes to Consolidated Financial Statements -- For the Years Ended December 31, 1995,
  1994 and 1993........................................................................    F-8

The Financial Statements at December 31, 1995 and 1994, and For the Three Years Ended December 31, 1995 contained herein supersede the Financial Statements incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of The AES Corporation:

We have audited the accompanying consolidated balance sheets of The AES Corporation and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The AES Corporation and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          Deloitte & Touche LLP

Washington, DC
February 20, 1996, except for Note 14,
as to which the date is May 30, 1996

                          CONSOLIDATED BALANCE SHEETS

                                                                           ------------------------------
                                                                                                MARCH 31
                                                                             DECEMBER 31          1996
                     In millions, except par values                         1995      1994     -----------
                                                                           ------    ------    (unaudited)
ASSETS
Current Assets:
  Cash and cash equivalents.............................................   $  239    $  255      $   207
  Short-term investments................................................       58        94           50
  Accounts receivable...................................................       54        33           50
  Inventory.............................................................       36        23           42
  Receivable from affiliates............................................       11        10           11
  Prepaid expenses and other current assets.............................       27        20           34
                                                                           ------    ------    ---------
Total current assets....................................................      425       435          394
Property, Plant and Equipment:
  Land..................................................................        9         2           10
  Electric and steam generating facilities..............................    1,594     1,328        1,619
  Furniture and office equipment........................................       11         7           11
  Accumulated depreciation, depletion, and amortization.................     (222)     (162)        (235)
  Construction in progress..............................................      158         9          198
                                                                           ------    ------    ---------
Property, plant and equipment, net......................................    1,550     1,184        1,603
Other Assets:
  Deferred costs, net...................................................       32        33           31
  Project development costs.............................................       41        38           43
  Investments in and advances to affiliates.............................       48        93           52
  Debt service reserves and other deposits..............................      168       122          178
  Goodwill & other intangible assets, net...............................       37        --           37
  Other assets..........................................................       19        10           15
                                                                           ------    ------    ---------
Total other assets......................................................      345       296          356
                                                                           ------    ------    ---------
Total...................................................................   $2,320    $1,915      $ 2,353
                                                                           ======    ======    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable......................................................   $   33    $   12      $    43
  Income taxes payable..................................................       --         2            4
  Accrued interest......................................................       12         9           17
  Accrued and other liabilities.........................................       49        23           33
  Revolving bank loan...................................................       50        --           31
  Project financing debt -- current portion.............................       84        61           84
                                                                           ------    ------    ---------
Total current liabilities...............................................      228       107          212
Long-Term Liabilities:
  Project financing debt................................................    1,098     1,019        1,108
  Other notes payable...................................................      125       125          125
  Deferred income taxes.................................................      149        73          159
  Other long-term liabilities...........................................       13         5            9
                                                                           ------    ------    ---------
Total long-term liabilities.............................................    1,385     1,222        1,401
Minority Interest.......................................................      158        21          158
Redeemable Common Stock of AES Chigen...................................       --       164           --
Commitments and Contingencies...........................................       --        --           --
Stockholders' Equity:
  Preferred stock (no par value; 1 million shares authorized; none
    issued).............................................................       --        --           --
  Common stock ($.01 par value; 100 million shares authorized; shares issued and outstanding: 1995 -- 74.8 million; 1994 -- 74.7
    million)............................................................        1         1            1
  Additional paid-in capital............................................      293       240          294
  Retained earnings.....................................................      271       164          300
  Unrealized loss on investment securities available-for-sale...........       --        (1)          --
  Cumulative foreign currency translation adjustment....................      (10)       (3)         (10)
                                                                           ------    ------    ---------
Less treasury stock at cost (.3 million shares).........................       (6)       --           (3)
                                                                           ------    ------    ---------
Total stockholders' equity..............................................      549       401          582
                                                                           ------    ------    ---------
Total...................................................................   $2,320    $1,915      $ 2,353
                                                                           ======    ======    =========

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            ----------------------------------------
                                                                  YEAR ENDED            THREE MONTHS
                                                                  DECEMBER 31          ENDED MARCH 31
          In millions, except per share amounts             1995     1994     1993     1996     1995
                                                            -----    -----    -----    -----    -----
                                                                                       (unaudited)
REVENUES:
  Sales..................................................   $ 672    $ 514    $ 508    $ 170    $ 167
  Services...............................................      13       19       11        2        4
                                                            -----    -----    -----    -----    -----
Total revenues...........................................     685      533      519      172      171
OPERATING COSTS AND EXPENSES:
  Costs of sales.........................................     393      256      260       99       99
  Costs of services......................................      12       13        9        1        4
  Selling, general and administrative expenses...........      32       32       35        9        8
  Provision to reduce carrying value of leasehold
     oil interests.......................................      --       --       22       --       --
                                                            -----    -----    -----    -----    -----
Total operating costs and expenses.......................     437      301      326      109      111
                                                            -----    -----    -----    -----    -----
Operating Income.........................................     248      232      193       63       60
OTHER INCOME AND (EXPENSE):
  Interest expense.......................................    (122)    (121)    (125)     (28)     (31)
  Interest income........................................      27       22       11        5        7
  Equity in earnings of affiliates (net of income tax)...      14       12       10        5        3
                                                            -----    -----    -----    -----    -----
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND
  EXTRAORDINARY ITEM.....................................     167      145       89       45       39
INCOME TAXES.............................................      57       44       18       15       14
MINORITY INTEREST........................................       3        3       --        1       --
                                                            -----    -----    -----    -----    -----
INCOME BEFORE EXTRAORDINARY ITEM.........................     107       98       71       29       25
Extraordinary item-net gain on extinguishment of debt
  (less applicable income taxes of $1)...................      --        2       --       --       --
                                                            -----    -----    -----    -----    -----
NET INCOME...............................................   $ 107    $ 100    $  71    $  29    $  25
                                                            =====    =====    =====    =====    =====
NET INCOME PER SHARE:
  Before extraordinary gain..............................   $1.41    $1.30    $0.98    $0.38    $0.33
  Extraordinary gain.....................................      --     0.02       --       --       --
                                                            -----    -----    -----    -----    -----
NET INCOME PER SHARE.....................................   $1.41    $1.32    $0.98    $0.38    $0.33
                                                            =====    =====    =====    =====    =====

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            ----------------------------------------
                                                                  YEAR ENDED            THREE MONTHS
                                                                  DECEMBER 31              ENDED
                                                                                          MARCH 31
                       In millions                          1995     1994     1993     1996     1995
                                                            -----    -----    -----    -----    -----
                                                                                       (unaudited)
OPERATING ACTIVITIES:
Net income...............................................   $ 107    $ 100    $  71    $  29    $  25
Adjustments to net income:
  Depreciation, depletion and amortization...............      55       43       42       14       12
  Provision for deferred taxes...........................      48       39       15       14       14
  Undistributed earnings of affiliates...................       3       (3)     (11)      (4)      (2)
  Provision to reduce carrying value of leasehold oil
     interests...........................................      --       --       22       --       --
  Payments for deferred financing costs..................      (3)      (6)      (4)      --       --
  Other..................................................       4       --        4        1        1
  Changes in working capital.............................     (17)      (9)     (16)      (9)      (7)
                                                            -----    -----    -----    -----    -----
Net cash provided by operating activities................     197      164      123       45       43

INVESTING ACTIVITIES:
Property additions.......................................    (158)     (10)     (14)     (45)     (11)
Acquisitions, net of cash acquired.......................    (121)      --       --      (20)     (65)
Sale (purchase) of short-term investments................      36      (72)     (22)       8       23
Affiliate advances and investments.......................     (10)      --      (46)      (1)      --
Project development costs................................     (35)     (17)      (2)      (2)      (2)
Debt service reserves and other assets...................     (55)     (21)     (46)      (6)      --
                                                            -----    -----    -----    -----    -----
Net cash used in investing activities....................    (343)    (120)    (130)     (66)     (55)

FINANCING ACTIVITIES:
Net borrowings (repayments) under the revolver...........      50       --       --      (19)      --
Issuance of project financing debt and other notes
  payable................................................     133       --       75       20       --
Repayments of project financing debt.....................     (63)     (72)     (65)     (12)     (15)
Other liabilities........................................       8       --       (1)      --       --
Payments (to)/from minority partners.....................       7      152       --       (1)       3
Sale (repurchase) of common stock........................      (5)      --       69        1        1
Dividends paid...........................................      --       --      (13)      --       --
                                                            -----    -----    -----    -----    -----
Net cash provided by financing activities................     130       80       65      (11)     (11)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS.........     (16)     124       58      (32)     (23)
CASH AND CASH EQUIVALENTS, BEGINNING.....................     255      131       73      239      255
                                                            =====    =====    =====    =====    =====
CASH AND CASH EQUIVALENTS, ENDING........................   $ 239    $ 255    $ 131    $ 207    $ 232
                                                            =====    =====    =====    =====    =====
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest...............................   $ 120    $ 127    $ 124    $  25    $  28
Cash payments for income taxes...........................       6        3        2        1       --

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The AES Corporation and its subsidiaries and affiliates, (collectively "AES" or the "Company") is a global power company primarily engaged in developing, owning and operating electric power generating facilities.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements of the Company include the accounts of AES, its subsidiaries and controlled affiliates. Investments in 50% or less owned affiliates over which the Company has the ability to exercise significant influence, but not control, are accounted for using the equity method. The accounts of AES China Generating Co. Ltd. ("AES Chigen"), a controlled affiliate, are included on the basis of a fiscal year ended November 30. Intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS -- The Company considers cash on hand, deposits in banks, certificates of deposit and short-term marketable securities with an original maturity of three months or less as cash and cash equivalents.

INVESTMENTS -- During 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities that the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost. Other investments that the Company does not intend to hold to maturity are classified as available-for-sale, and any unrealized gains or losses are recorded as a separate component of stockholders' equity. Interest and dividends on investments are reported in interest income. Short-term investments consist of investments with original maturities in excess of three months but less than one year. Debt service reserves and other deposits, which might otherwise be considered cash and cash equivalents are treated as noncurrent assets (see Note 3).

INVENTORY -- Inventory, valued at the lower of cost or market (first in, first out method), consists of coal, raw materials, spare parts, and supplies. Inventory consists of the following (in millions):

                                                                          ------------
                                                                          DECEMBER 31
                                                                          1995    1994
                                                                          ----    ----
        Coal and other raw materials...................................   $24     $14
        Spare parts, materials and supplies............................    12       9
                                                                          ----    ----
        Total..........................................................   $36     $23
                                                                          ====    ====

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated at cost including the cost of improvements. Depreciation, after consideration of salvage value, is computed using the straight-line method over the estimated composite lives of the assets, which range from 3 to 40 years. Maintenance and repairs are charged to expense as incurred. Emergency and rotable spare parts inventories are included in electric and steam generating facilities and are depreciated over the useful life of the related components. In 1993, the Company recorded a total after tax charge of $17 million ($.23 per share) related to the write-down of leasehold oil interests in connection with enhanced oil recovery operations at the AES Placerita facility due to economic impairment.

INTANGIBLE ASSETS -- Goodwill and other intangible assets are amortized on a straight-line basis over their estimated periods of benefit or their estimated lives. No amortization period exceeds 30 years. Intangible assets at December 31, 1995 are shown net of accumulated amortization of $1 million. The Company will review its goodwill and intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

CONSTRUCTION IN PROGRESS -- Construction progress payments, engineering costs, insurance costs, wages, interest and other costs relating to construction in progress are capitalized. Construction in progress balances are transferred to electric and steam generating facilities when the assets are ready for their intended use. Capitalized interest during development and construction totaled $8 million, $2 million and $1 million in 1995, 1994 and 1993, respectively.

DEFERRED COSTS -- Financing costs are deferred and amortized using the straight-line method over the related financing period. Deferred costs are shown net of accumulated amortization of $31 million and $26 million for 1995 and 1994, respectively.

PROJECT DEVELOPMENT COSTS -- The Company capitalizes the costs of developing new projects. These costs represent amounts incurred for professional services, salaries, permits, options, capitalized interest and other related costs. These costs are included in investment in affiliates, or property when financing is obtained, or expensed at the time the Company determines that a particular project will no longer be developed. The continued capitalization is subject to on-going risks related to successful completion, including those related to political, siting, financing, construction, permitting and contract compliance.

FOREIGN CURRENCY TRANSLATION -- Foreign subsidiaries and affiliates translate their assets and liabilities into U.S. dollars at the current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process which the Company does not intend to repatriate, and gains and losses on intercompany transactions which are long-term in nature, are shown in the cumulative translation adjustments balance in the stockholders' equity section of the balance sheet, net of applicable taxes. The revenue and expense accounts of foreign subsidiaries and affiliates are translated into U.S. dollars at the average exchange rates that prevailed during the period.

REVENUE RECOGNITION AND CONCENTRATION -- Revenues from the sale of electricity and steam are recorded based upon output delivered and capacity provided at rates as specified under contract terms. Most of the Company's power plants rely primarily on one power sales contract with a single customer for the majority of its revenues. Four customers accounted for 24%, 18%, 18% and 13% of revenues in 1995; four customers accounted for 31%, 23%, 22% and 11% of revenues in 1994, and three customers accounted for 33%, 23% and 23% of revenues in 1993. The prolonged failure of any customer to fulfill its contractual obligations could have a substantial negative impact on AES's revenues. However, the Company does not anticipate non-performance by the customers under these contracts.

INTEREST RATE SWAP AND CAP AGREEMENTS -- The Company enters into interest rate swap and cap agreements as a hedge against interest rate exposure on floating rate project financing debt. The transactions are accounted for as a hedge and interest is expensed or capitalized, as appropriate, using the effective interest rates. Any fees or payments are amortized as yield adjustments. These derivative financial instruments are classified as other than trading.

INCOME TAXES -- The Company uses an asset and liability approach in reporting income taxes.

NET INCOME PER SHARE -- Net income per share is based on the weighted average number of common stock and common stock equivalents outstanding, after giving effect to stock splits and stock dividends. Common stock equivalents result from dilutive stock options, warrants and deferred compensation arrangements. The effect of such common stock equivalents on net income per share is computed using the treasury stock method. The shares used in computing net income per share were 75.9 million, 75.8 million, and 73.0 million for 1995, 1994 and 1993, respectively. Primary and fully diluted earnings per share are approximately the same.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain reclassifications have been made to prior period amounts to conform with the 1995 presentation.

UNAUDITED QUARTERLY DATA -- Such data includes all such adjustments considered necessary for a fair presentation. Such information is not indicative of the results for a full year.

2. ACQUISITIONS

On January 20, 1995, a subsidiary of the Company acquired the remaining outstanding debt of AES Deepwater, a 140 megawatt cogeneration plant in Pasadena, Texas, for $65 million from a syndicate of lenders. Prior to that date, the Company did not maintain or exercise control over the utilization of the AES Deepwater facility, and accordingly, recorded its investment using the cost method. The acquisition resulted in the creation of goodwill of approximately $24 million which is being amortized over the remaining estimated life of the plant.

In June and July 1995, a subsidiary of the Company increased its ownership interest in Central Termica San Nicolas, S. A. ("San Nicolas"), a 650 megawatt power plant located in San Nicolas, Argentina from approximately 34% to approximately 69% by purchasing the interests of two former minority shareholders. The 1995 purchase price was $24 million. The net results attributable to the Company's non-owned portion of earnings from San Nicolas in 1995 is reflected as minority interest.

In addition, in December 1995, another subsidiary of the Company purchased Hidroelectrica Rio Juramento S.A. ("AES Rio Juramento") a 112 megawatt hydroelectric system in the province of Salta, Argentina for $43 million. As a result of this acquisition, the Company acquired intangible assets of $14 million which are being amortized over the life of the hydroelectric concession of 30 years.

These acquisitions were accounted for as purchases. The accompanying financial statements include the operating results of AES Deepwater from January 20, 1995, the operating results of San Nicolas as of January 1, 1995 and the operating results of AES Rio Juramento from December 1, 1995. The following table presents supplemental unaudited proforma operating results as if the acquisitions of AES Deepwater, San Nicolas, and AES Rio Juramento had occurred at the beginning of 1994 (in millions, except per share amounts):

                                                                      -----------------
                                                                         YEAR ENDED
                                                                         DECEMBER 31
                                                                      1995        1994
                                                                      -----       -----
        Revenues...................................................   $ 690       $ 694
        Income before extraordinary item...........................     108          96
        Net income.................................................     108          97
        Earnings per share before extraordinary item...............    1.42        1.28
        Earnings per share.........................................    1.42        1.29

The pro forma results are based upon assumptions and estimates which the Company believes are reasonable. The proforma results do not purport to be indicative of the results that actually would have been obtained had the acquisitions occurred on January 1, 1994, nor are they intended to be a projection of future results.

3. INVESTMENTS

At December 31, 1995 and 1994, the Company's investments were classified as either held-to-maturity or available-for-sale. The amortized cost and estimated fair value of the investments at December 31, 1995 classified as held-to-maturity and available-for-sale were approximately the same. A $1 million unrealized loss, net of tax, was recorded by the Company as a separate component of stockholders' equity on December 31, 1994 relating to $26 million of U.S. Federal Agency securities classified as available-for-sale.

The short-term investments and debt service reserves and other deposits were invested as follows (in millions):

                                                                     ----------------------------
                                                                             DECEMBER 31
                                                                         1995            1994
                                                                     ------------    ------------
Restricted cash...................................................       $144            $ 81
Held-to-maturity
US treasury and government agency securities......................         33              29
Securities issued by foreign central governments..................         --               5
Foreign certificates of deposit...................................          3              23
Commercial paper..................................................          3              --
Corporate bonds...................................................         --              20
Floating rate notes...............................................          6              31
Asset-backed securities...........................................         --               2
                                                                       ------          ------
Subtotal..........................................................         45             110
Available-for-sale
US treasury and government agency securities......................         30              25
Certificates of deposit...........................................          4              --
Foreign certificates of deposit...................................          3              --
                                                                       ------          ------
Subtotal..........................................................         37              25
                                                                       ------          ------
Total.............................................................       $226            $216
                                                                     ===========     ===========

Short-term investments classified as held-to-maturity and available-for-sale were $44 and $14 million, respectively, at December 31, 1995. The short-term investments of $94 million at December 31, 1994 were classified as held-to-maturity.

4. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The following table presents summarized financial information (in millions) for equity method affiliates on a combined 100% basis. Amounts presented include the accounts of NIGEN, Ltd. (47% owned UK affiliate) and Medway Power Ltd. (25% owned UK affiliate) at 1995 and 1994, and for the years then ended, and the accounts of San Nicolas (34% owned Argentine affiliate) at December 31, 1994 and for the year then ended.

                                                                                 -------------
                                                                                 1995    1994
                                                                                 ----    -----
Sales.........................................................................   $276    $ 335
Operating income..............................................................     86       75
Net income....................................................................     49       33
Current assets................................................................    171      156
Noncurrent assets.............................................................    949    1,030
Current liabilities...........................................................     70      133
Noncurrent liabilities........................................................    973      945
Stockholders' equity..........................................................     77      108

In 1994, NIGEN, Ltd. refinanced its outstanding project financing loan through a public debenture offering. The extinguishment of such debt resulted in an extraordinary loss of $7 million. The Company's share, $2 million, net of taxes, is included in the accompanying financial statements as an extraordinary loss.

The Company's share of undistributed earnings of affiliates included in consolidated retained earnings was $13 million and $19 million at December 31, 1995 and 1994, respectively. The Company charged and recognized management fees and interest on advances to its affiliates which aggregated $8 million, $18 million and $10 million for each of the years ended December 31, 1995, 1994 and 1993, respectively.

5. DEBT

PROJECT FINANCING DEBT -- Project financing debt at December 31, 1995 and 1994 consisted of the following (in millions):

                                                             -----------------------------------------
                                                           INTEREST RATE
                                                             12/31/95       MATURITY     1995      1994
                                                           -------------    --------    ------    ------
Senior Debt -- floating AES Beaver Valley...............         7.8%         1998      $   33    $   43
AES Thames..............................................         7.0%         2004         181       199
AES Shady Point.........................................         8.3%         2004         320       336
AES Barbers Point.......................................         7.1%         2007         340       354
AES Lal Pir.............................................         5.3%         2007          28        --
AES Warrior Run.........................................         7.0%         2014          22        --
Senior Debt -- fixed
AES Placerita -- capital lease..........................         8.2%         2009         111       115
AES Warrior Run-tax exempt bonds........................         7.4%         2019          74        --
Subordinated Debt.......................................        11.3%         2010          73        33
                                                                                        ------    ------
Subtotal................................................                                 1,182     1,080
Less current maturities.................................                                   (84)      (61)
                                                                                        ------    ------
Total...................................................                                $1,098    $1,019
                                                                                        ======    ======

Project financing debt borrowings are primarily collateralized by the capital stock of the project subsidiary, the physical assets of such facility and all project agreements associated with such facility.

In 1994, the Company purchased and retired subordinated project financing debt and accrued interest at AES Placerita, resulting in an extraordinary gain of $4 million, net of taxes.

The Company has interest rate swap agreements in an aggregate notional principal amount of $613 million at December 31, 1995. The swap agreements effectively change the interest rate on the portion of the debt covered by the notional amounts, to a weighted average fixed rate ranging from approximately 9.5% to 10.5%. The agreements expire at various dates from 1997 through 2007. In the event of nonperformance by the counterparties, the subsidiaries may be exposed to increased interest rates, however, the Company does not anticipate nonperformance by the counterparties, which are multinational financial institutions. At December 31, 1995, subsidiaries of the Company have interest rate cap agreements with terms ranging from one to six years in an aggregate notional amount of $619 million.

AES Shady Point and AES Barbers Point have issued commercial paper supported by irrevocable letters of credit issued by multinational financial institutions. In the event of nonperformance or credit deterioration of these institutions, the Company may be exposed to the risk of higher effective interest rates. The Company does not believe that such nonperformance or credit deterioration is likely.

OTHER NOTES PAYABLE -- Other notes payable at December 31, 1995 and 1994 consisted of the following (in millions):

                                                               --------------------------------------
                                                              INTEREST RATE
                                                                12/31/95       MATURITY    1995    1994
                                                              -------------    --------    ----    ----
Corporate revolving bank loan*.............................        7.70%         1998      $ 50      --
Senior subordinated notes..................................        9.75%         2000        75    $ 75
Convertible subordinated debentures........................        6.50%         2002        50      50
                                                                                           ----    ----
Subtotal...................................................                                 175     125
Less current maturities....................................                                 (50)     --
                                                                                           ----    ----
Total......................................................                                $125    $125
                                                                                           ====    ====

- ---------------
* floating rate loan

Under the terms of the $225 million corporate revolving bank loan and letter of credit facility ("Revolver"), the Company must reduce its direct borrowings to zero for 30 consecutive days annually to obtain additional loans. Commitment fees on the unused portion at December 31, 1995 are .375% per annum, and as of that date $120 million was available. The Company's senior subordinated notes ("Notes") and convertible subordinated debentures ("Debentures") are general unsecured obligations of the Company. The Notes are redeemable at the Company's option, in whole or in part, beginning June 1997 at redemption prices in excess of par and are redeemable at par beginning June 1999. The Debentures are convertible into common stock of the Company at the rate of $26.16 per common share, and redeemable at the Company's option at redemption prices in excess of par, and at par beginning March 1999.

FUTURE MATURITIES OF DEBT -- Scheduled maturities of long-term debt at December 31, 1995 are (in millions):

                1996................................................   $  134
                1997................................................       76
                1998................................................       90
                1999................................................       95
                2000................................................      176
                Thereafter..........................................      786
                                                                       ------
                Total                                                  $1,357
                                                                       ======

COVENANTS -- The terms of the Company's Revolver, Notes, Debentures and project financing debt agreements contain certain covenants and provisions. The covenants provide for, among other items, maintenance of certain reserves, and require that minimum levels of working capital, net worth and certain financial ratio tests are met. The most restrictive of these covenants include limitations on incurring additional debt and on the payment of dividends to shareholders.

The project financing debt limitations of AES's subsidiaries permit the payment of dividends to the parent company out of current cash flow for quarterly, semi-annual or annual periods only at the end of such periods and only after payment of principal and interest on project loans due at the end of such periods. As of December 31, 1995, approximately $59 million was available under project loan documents for distribution by subsidiaries.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 1995, the Company and its consolidated subsidiaries are obligated under long-term non-cancelable operating leases, primarily for office rental and site leases. Rental expense for operating leases was $3 million, $2 million and $2 million in the years ended 1995, 1994 and 1993, respectively. The future minimum lease commitments under these leases are $3 million for 1996, $2 million each year for 1997 through 1999, $1 million for 2000, and $52 million for the years thereafter.

Operating subsidiaries of the Company enter into various long-term contracts for the purchase of fuel subject to termination only in certain limited circumstances. These contracts have remaining terms of 4 to 12 years.

GUARANTEES -- In connection with certain of its project financing, acquisition, disposition, and power purchase agreements, AES has expressly undertaken limited obligations and commitments most of which will only be effective or will be terminated upon the occurrence of future events. These obligations and commitments, excluding letter of credit obligations discussed below, were limited as of December 31, 1995, by the terms of the agreements, to an aggregate of approximately $138 million. Approximately $15 million of these guarantees are supported by cash deposits or cash collateralized letters of credit. The Company is also obligated under other commitments which are limited to amounts, or percentages of amounts, received by AES as distributions from its project subsidiaries. These amounts aggregated $37 million as of December 31, 1995.

LETTERS OF CREDIT -- At December 31, 1995 and 1994, the Company had $56 million and $11 million, respectively, of letters of credit outstanding under its credit facility which operate to guarantee performance relating to certain project development activities and subsidiary operations. The Company pays a letter of credit fee of 1.75% on the outstanding amounts.

LITIGATION -- In 1992, a shareholder class action suit was filed against the Company, its directors, certain of its officers and the underwriters of the Company's 1991 initial public offering of common stock and its 1992 offering of Debentures. In February 1995, the Company entered into a settlement agreement with plaintiffs' counsel on behalf of the class. The settlement is on a claims made basis and consists of up to $4.5 million of cash plus warrants to purchase up to .7 million shares of AES common stock at $29.43 per share through July 2000. Insurance proceeds are available to cover a portion of the settlement. The settlement was approved by the federal court in May 1995 and became effective in July 1995. Plaintiffs' counsel are currently processing claims and, once concluded, the settlement proceeds will be distributed.

On February 25, 1993, an action was filed in the 10th Judicial District Court, Galveston County, Texas against the Company, over 25 other corporations (including major oil refineries and chemical companies) and utilities, a utility district, 4 Texas cities, McGinnes Industrial Maintenance Corporation, Roland McGinnes and Lawrence McGinnes, claiming personal injuries, property, and punitive damages of $20 billion, arising from alleged releases of hazardous and toxic substances to air, soil and water at the McGinnes waste disposal site located in Galveston County. This matter was consolidated with two other related cases in December 1993. The complaint sets forth numerous causes of action, including fraud, negligence and strict liability, including, among other things, allegations that the defendants sent hazardous, toxic and noxious chemicals and other waste products to the McGinnes site for disposal. In March 1995, the Company entered into a settlement agreement with certain plaintiffs, pursuant to which the Company paid seven thousand dollars in return for withdrawal of their claims against the Company. Based on the Company's investigation of the case to date, the Company believes it has meritorious defenses to each and every cause of action stated in the complaint and this action is being vigorously defended. The Company believes that the outcome of this matter will not have a material adverse effect on its consolidated financial statements.

The Company is involved in certain other legal proceedings in the normal course of business. It is the opinion of the Company that none of the pending litigation is expected to have a material adverse effect on its results of operations or consolidated financial position.

7. STOCKHOLDERS' EQUITY

                                                                          --------------------
                              In millions                                 1995    1994    1993
                                                                          ----    ----    ----
Common stock
  Balance at January 1 and December 31.................................   $  1    $  1    $  1
                                                                          =====   =====   =====
Additional paid-in capital
  Balance at January 1.................................................   $240    $203    $103
  Issuance of common stock.............................................     --      --      68
  Issuance of common stock under benefit plans and exercise of stock
     options and warrants..............................................      2       2       5
  Common stock dividends (1993 -- $0.58 per share, 1994 -- 3% per
     share)............................................................     --      47      27
  AES Chigen Class A redeemable common stock...........................     51     (12)     --
                                                                          ----    ----    ----
Balance at December 31.................................................   $293    $240    $203
                                                                          =====   =====   =====
Retained earnings
  Balance at January 1.................................................   $164    $111    $ 82
  Net income for the year..............................................    107     100      71
  Common stock dividends (1993 -- $0.58 per share, 1994 -- 3% per
     share)............................................................     --     (47)    (42)
                                                                          ----    ----    ----
Balance at December 31.................................................   $271    $164    $111
                                                                          =====   =====   =====
Unrealized gain/(loss) on investments
  Balance at December 31...............................................   $ --    $ (1)   $ --
                                                                          =====   =====   =====
Cumulative translation adjustment
  Balance at December 31...............................................   $(10)   $ (3)   $ (6)
                                                                          =====   =====   =====
Treasury stock
  Balance at December 31...............................................   $ (6)   $ --    $ --
                                                                          =====   =====   =====

Common Stock -- During 1993, the Company declared three alternative cash or stock dividends aggregating to $.58 per share. In connection with the 1993 alternative cash or stock dividends, the Company issued 1.5 million shares of common stock.

Stock Split and Stock Dividend -- On December 7, 1993, the Board of Directors authorized a three-for-two split, effected in the form of a stock dividend, payable to stockholders of record on January 15, 1994. Additionally, on February 17, 1994, the Company declared a 3% stock dividend, payable to stockholders of record on March 10, 1994. Accordingly, all outstanding share, per share and stock option data in all periods presented have been restated to reflect the split and the 3% stock dividend.

Stock Options and Warrants -- The Company has granted options or warrants for shares of common stock under its stock option plans. One of the plans provides for the grant of options to directors who are not employed by the Company. Under the terms of the plans, the Company may issue options to purchase shares of the Company's common stock at a price equal to 100% of the market price at the date the option is granted. The options become eligible for exercise under various schedules. At December 31, 1995, there were .7 million shares reserved for future grants under the plans. A summary of the warrant and option activity (with parenthetical prices per share) follows (in thousands of shares):

                                                                     --------------------------
                                                                            DECEMBER 31
                                                                      1995      1994      1993
                                                                     ------    ------    ------
Warrants and options outstanding -- beginning of year.............    3,540     2,999     2,995
Exercised during the year (from $1.04 to $22.75)..................     (355)     (187)     (422)
Forfeitures during the year (from $1.55 to $21.36)................      (57)      (12)       (2)
Granted during the year (from $16.38 to $23.14 )..................      935       740       428
                                                                     ------    ------    ------
Outstanding -- end of year (from $1.04 to $23.14).................    4,063     3,540     2,999
                                                                     ======    ======    ======
Eligible for exercise -- end of year..............................    1,209       990     1,102
                                                                     ======    ======    ======
Percentage of options outstanding to total common stock
  outstanding.....................................................        5%        5%        4%
                                                                     ======    ======    ======

At December 31, 1995, the weighted average exercise price for all options outstanding was $14.56 per share. Of the total options outstanding, approximately 1 million are eligible for exercise below the market price of the common stock at December 31, 1995 and such options, if all were exercised, would generate proceeds to the Company of approximately $11 million.

AES China Generating Co. Ltd. -- During 1994, AES Chigen completed an initial public offering for the sale of 10.2 million shares of Class A redeemable common stock. Prior to the offering, AES contributed $50 million to AES Chigen for 7.5 million shares of Class B common stock. AES, as the sole Class B holder, is entitled to elect one-half of the board of directors of AES Chigen. As of December 22, 1995, AES Chigen had entered into binding commitments to invest in excess of $50 million in power projects in the People's Republic of China and the previously held right of Class A Shareholders to require AES Chigen to repurchase their shares has expired. As a result, the Company has allocated the net proceeds from the issuance of the Class A shares to additional paid-in capital and minority interest during 1995.

8. INCOME TAXES

Income Tax Provision -- The provision for income taxes attributable to continuing operations consists of the following (in millions):

                                                                --------------------
                                                                     YEAR ENDED
                                                                    DECEMBER 31
                                                                1995    1994    1993
                                                                ----    ----    ----
            Federal
              Current........................................   $ 4     $ 2     $ 1
              Deferred.......................................    47      35      11
            State
              Current........................................     5       4       1
              Deferred.......................................     1       3       5
                                                                ----    ----    ----
            Total............................................   $57     $44     $18
                                                                ====    ====    ====

Effective and Statutory Rate Reconciliation -- A reconciliation of the U.S. statutory federal income tax rate to the Company's effective tax rate as a percentage of income before taxes is as follows:

                                                                          --------------------
                                                                               YEAR ENDED
                                                                              DECEMBER 31
                                                                          1995    1994    1993
                                                                          ----    ----    ----
Statutory federal tax rate.............................................    35%     35%     35%
Change in valuation allowance..........................................    (6)     (2)    (18 )
State taxes, net of federal tax benefit................................     6       5       6
Other -- net...........................................................     3      (4)     --
                                                                          ----    ----    ----
Effective tax rate.....................................................    38%     34%     23%
                                                                          ====    ====    ====

Deferred Income Taxes -- Deferred income taxes relate principally to accelerated depreciation methods used for tax purposes and certain other expenses which are deducted for income tax purposes, but not for financial reporting purposes. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered. Deferred tax assets and deferred tax liabilities are as follows (in millions):

                                                                          -----------------------
                                                                                YEAR ENDED
                                                                                DECEMBER 31
                                                                          1995     1994     1993
                                                                          -----    -----    -----
Differences between book and tax basis of property and total deferred
  tax liability........................................................   $ 379    $ 219    $ 182
                                                                          -----    -----    -----
Operating loss carryforwards...........................................    (167)    (231)    (224)
Tax credit carryforwards...............................................     (71)     (68)     (67)
Other deductible temporary differences.................................      (1)     (15)     (31)
                                                                          -----    -----    -----
Total gross deferred tax asset.........................................    (239)    (314)    (322)
Less: valuation allowance..............................................       9      168      171
                                                                          -----    -----    -----
Total net deferred tax asset...........................................    (230)    (146)    (151)
                                                                          -----    -----    -----
Net deferred tax liability.............................................   $ 149    $  73    $  31
                                                                          =====    =====    =====

As of December 31, 1995, the Company had federal net operating loss carryforwards for tax purposes of approximately $434 million expiring from 2001 through 2009, federal investment tax credit carryforwards for tax purposes of approximately $61 million expiring in years 2001 through 2006, and federal alternative minimum tax credits of approximately $5 million which carryforward without expiration.

The valuation allowance decreased during the year by approximately $159 million to $9 million at December 31, 1995. The primary reason for this decrease was the Company's purchase of the outstanding debt of AES Deepwater on January 20, 1995, which had the effect of reducing certain of the Company's deferred tax assets. The $9 million valuation allowance at December 31, 1995 relates primarily to state tax credits and foreign operating losses, the ultimate realization of which is uncertain. The Company believes that it is more likely than not that the remaining deferred tax assets will be realized.

Undistributed earnings of certain foreign affiliates aggregated $33 million on December 31, 1995. The Company considers these earnings to be indefinitely reinvested outside of the U.S. and, accordingly, no U.S. deferred taxes have been recorded with respect to the earnings. Should the earnings be remitted as dividends, the Company may be subject to additional U.S. taxes, net of allowable foreign tax credits. It is not practicable to estimate the amount of any additional taxes which may be payable on the undistributed earnings. A deferred tax asset of $2 million has been recorded as of December 31, 1995 for the cumulative effects of certain foreign currency translations.

9. PROFIT SHARING AND DEFERRED COMPENSATION PLANS

Profit Sharing and Stock Ownership Plan -- The Company has a profit sharing and stock ownership plan, qualified under section 401 of the Internal Revenue Code, which is available to all AES people. The profit sharing plan provides for Company matching contributions, other Company contributions at the discretion of the Compensation Committee of the Board of Directors, and discretionary tax deferred contributions from the participants. Participants are fully vested in their own contributions and the Company's matching contributions. Participants vest in other Company contributions over a five-year period. Company contributions to the plan were $4 million for each of the years ended 1995, 1994 and 1993.

Deferred Compensation Plans -- The Company has a deferred compensation plan under which directors of the Company may elect to have a portion or all of their compensation deferred. The amounts allocated to each participant's deferred compensation account may be converted into common stock units. Upon termination or death of a participant, the Company is required to distribute, under various methods, cash or the number of shares of common stock accumulated within the participant's deferred compensation account. Distribution of stock is to be made from common stock held in treasury or from authorized but previously unissued shares. The plan terminates and full distribution is required to be made to all participants upon any changes of control of the Company (as defined).

In addition, the Company has an executive officers' deferred compensation plan. At the election of an executive officer, the Company will establish an unfunded, non-qualified compensation arrangement for each officer who chooses to terminate participation in the Company's profit sharing and employee stock ownership plan. The participant may elect to forego payment of any portion of his or her compensation and have an equal amount allocated to a contribution account. In addition, the Company will credit the participant's account with an amount equal to the Company's contributions (both matching and profit sharing) that would have been made on such officer's behalf if he or she had been a participant in the profit sharing plan. The participant may elect to have all or a portion of the Company's contribution converted into stock units. Dividends paid on common stock are allocated to the participant's account in the form of stock units. The participant's account balances are distributable upon termination of employment or death.

During 1995, the Company adopted a supplemental retirement plan covering certain AES people. The plan provides incremental profit sharing and matching contributions to participants that would have been paid to their accounts in the Company's profit sharing plan if it were not for limitations imposed by income tax regulations. All contributions to the plan are vested in the manner provided in the Company's profit sharing plan, and once vested are nonforfeitable. The participant's account balances are distributable upon termination of employment or death.

The Company is not obligated under any post-retirement benefit plans other than the profit sharing and deferred compensation plans described in this Note.

10. QUARTERLY DATA (UNAUDITED)

The following table summarizes the unaudited quarterly statements of operations (in millions, except per share amounts):

                                                                -----------------------------------
                                                                         QUARTER ENDED 1995
                                                                MAR 31    JUN 30    SEP 30    DEC 31
                                                                ------    ------    ------    ------
Sales and services...........................................   $ 171     $ 167     $ 174     $ 173
Gross margin.................................................      67        67        73        73
Net income...................................................      25        27        27        28
Net income per share.........................................    0.33      0.35      0.36      0.37

                                                                -----------------------------------
                                                                         QUARTER ENDED 1994
                                                                MAR 31    JUN 30    SEP 30    DEC 31
                                                                ------    ------    ------    ------
Sales and services...........................................   $ 125     $ 136     $ 137     $ 135
Gross margin.................................................      60        69        67        68
Extraordinary item...........................................       4        --        --        (2)
Net income...................................................      25        25        26        24
Net income per share:
Before extraordinary item....................................    0.28      0.34      0.34      0.35
Extraordinary item...........................................    0.05        --        --     (0.03)
                                                                ------    ------    ------    -----
Net income per share.........................................    0.33      0.34      0.34      0.32
                                                                ======    =====     =====     =====

11. GEOGRAPHIC SEGMENTS

Information about the Company's operations in different geographic areas is as follows (in millions):

                                                                            ------------------
                                                                                YEAR ENDED
                                                                               DECEMBER 31
                                                                             1995        1994
                                                                            ------      ------
REVENUES
North America............................................................   $  548      $  523
Latin America............................................................      131           2
Asia.....................................................................        1          --
Other....................................................................        5           8
                                                                            ------      ------
Total....................................................................   $  685      $  533
                                                                            ======      ======

                                                                            ------------------
                                                                                YEAR ENDED
                                                                               DECEMBER 31
                                                                             1995        1994
                                                                            ------      ------
OPERATING INCOME
North America............................................................   $  246      $  241
Latin America............................................................       14          --
Asia.....................................................................       (8)        (11)
Other....................................................................       (4)          2
                                                                            ------      ------
Total....................................................................   $  248      $  232
                                                                            ======      ======

                                                                            ------------------
                                                                               DECEMBER 31
                                                                             1995        1994
                                                                            ------      ------
IDENTIFIABLE ASSETS
North America............................................................   $1,672      $1,569
Latin America............................................................      230          46
Asia.....................................................................      328         221
Other....................................................................       90          79
                                                                            ------      ------
Total....................................................................   $2,320      $1,915
                                                                            ======      ======

- ---------------
In 1993, foreign operations and investments were insignificant.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's assets and liabilities have been determined using available market information. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value of current financial assets, current liabilities, debt service reserves and other deposits, and other assets are assumed to be equal to their reported carrying amounts. The fair value of project financing debt is estimated differently based upon the type of loan. For variable rate loans, the carrying value approximates fair value. For fixed rate loans, the fair value is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value and fair value of the AES Placerita capital lease have been excluded from this disclosure. The carrying amount of commitments represents the Company's aggregate maximum exposure. The fair value of other commitments are estimated based on the amount of exposure and the Company's estimate of the likelihood of performance being required. The fair value of swap agreements is the estimated net amount that the Company would pay to terminate the agreements at the balance sheet date. The estimated fair values of the Debentures and Notes are based on the quoted market price at December 31, 1995.

The estimated fair values of the Company's financial instruments at December 31, 1995 and 1994 are as follows (in millions):

                                                                ------------------------------------
                                                                      1995                 1994
                                                               CARRYING     FAIR     CARRYING    FAIR
                                                                AMOUNT     VALUE      AMOUNT     VALUE
                                                               --------    ------    --------    -----
Project financing debt......................................    $1,071     $1,078      $965      $ 966
Other notes payable.........................................       175        180       125        119
Interest rate swaps.........................................        --        137        --         52
Other commitments...........................................       231         19        72          6

The fair value estimates presented herein are based on pertinent information available as of December 31, 1995. The Company is not aware of any factors that would significantly affect the estimated fair value amounts since that date.

13. NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 123, "Accounting for Stock Based Compensation" becomes effective and will be adopted by the Company in 1996. The Company does not plan to adopt the recognition and measurement provisions of SFAS No. 123. SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of " was adopted by the Company in 1995. Such adoption had no effect on the Company's financial position.

14. SUBSEQUENT EVENT

On May 30, 1996, AES, through its subsidiaries, acquired for $393 million the common shares representing an 11.35% interest in Light Servicos de Eletricidade S.A. ("Light"), a publicly-held corporation that operates as the concessionaire of electric power generation, transmission and distribution public services in 28 municipalities of the state of Rio de Janeiro, Brazil. AES acquired its interest through participation in a consortium (the "Consortium") that concurrently won the bid for a controlling interest in Light under the Brazilian privatization program auction of 60% of Light's outstanding shares held on May 21, 1996. The consortium's aggregate ownership interest of 50.44% represents a controlling interest in Light.

The Consortium, organized pursuant to a shareholders agreement dated as of May 27, 1996, is comprised of the direct common share ownership interests held in Light by affiliates of AES (11.35%), Electricite de France ("EDF") (11.35%), Houston Industries Incorporated ("HI") (11.35%), Companhia Siderurgica Nacional ("CSN") (7.25%), and Banco Nacional de Desenvolvimento Economico e Social ("BNDES") (9.14%). The aggregate ownership interest of 50.44% held by the members of the Consortium under the Shareholders Agreement represents the controlling ownership of Light. Under the provisions of the Shareholders Agreement, principal responsibilities for the various aspects of Light's business will be allocated among AES, EDF, HI and CSN. AES will have principal responsibility for the electric generation and bulk power supply operations of Light.

                            SUPPLEMENTAL INFORMATION

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 Form 10-K") is attached hereto. The delivery of the 1995 Form 10-K shall not be intended to create an implication that there has been no change in the affairs of the Company since the date of filing thereof, nor that the information contained or incorporated by reference therein is correct as of any time subsequent to its date. Reference is made to the Company's Consolidated Financial Statements beginning on page F-1 hereof which may include more recent information. See "Recent Developments."

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Registration filing fee...........................................   $ 77,586
        Printing and engraving expenses...................................   $ 50,000
        Blue sky fees and expenses (including counsel)....................   $ 25,000
        Legal fees and expenses...........................................   $125,000
        Accounting fees...................................................   $ 80,000
        Miscellaneous.....................................................   $  2,414
                                                                             --------
             Total........................................................   $360,000
                                                                             ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under the Company's By-Laws, and in accordance with Section 145 of the Delaware General Corporation Law ("GCL"), the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than any action or suit by or in the right of the Company to procure a judgment in its favor, which is hereinafter referred to as a "derivative action") by reason of the fact that such person is or was a director, officer or employee of the Company, or is or was serving in such capacity or as an agent at the request of the Company for another entity, to the full extent authorized by Delaware law, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. Agents of the Company may be similarly indemnified, at the discretion of the Board of Directors.

Under Section 145 of the GCL, a similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action and then, where the person is adjudged to be liable to the Company, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and only for such expenses as the court shall deem proper.

Pursuant to Company's By-Laws, a person eligible for indemnification may have the expenses incurred in connection with any matter described above paid in advance of a final disposition by the Company. However, such advances will only be made upon the delivery of an undertaking by or on behalf of the indemnified person to repay all amounts so advanced if it is ultimately determined that such person is not entitled to indemnification.

In addition, under the Company's By-Laws, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company or of another corporation against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not the Company would have the power or the obligation to indemnify such person against such liability under the provisions of the Company's By-Laws.

ITEM 16.  EXHIBITS.

Each of the following Exhibits is filed or incorporated by reference in this Registration Statement.

EXHIBIT
NUMBER                                  DESCRIPTION OF EXHIBIT
- ------         -------------------------------------------------------------------------
  1.1       -- Form of Underwriting Agreement.
  4.1       -- Form of Indenture Agreement.
  4.2       -- Form of Global Note.
  5.1       -- Opinion of Chadbourne & Parke LLP, counsel to the Company.
 12.1       -- Statement Re: Computations of Ratio of Earnings to Fixed Charges.
 23.1       -- Consent of Chadbourne & Parke LLP, counsel to the Company.*
 23.2       -- Consent of Deloitte & Touche LLP.
 23.3       -- Consent of Deloitte Touche Tohmatsu.
 24.1       -- Powers of Attorney.**
 25.1       -- Form T-1 Statement of Eligibility of Trustee.
 27.1       -- Financial Data Schedule.

- ---------------
 * Included in Exhibit 5.1.

** Previously filed.

ITEM 17.  UNDERTAKINGS.

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that the undertakings set forth in paragraphs (1)(i) and
(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Virginia on June 12, 1996.

                                          THE AES CORPORATION

                                          By        /s/ Dennis W. Bakke

                                            ------------------------------------
                                                      DENNIS W. BAKKE
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities indicated on June 12, 1996.

                SIGNATURE                                         TITLE
- ------------------------------------------   ------------------------------------------------
            /s/ Roger W. Sant*               Chairman of the Board
- ------------------------------------------
              ROGER W. SANT

           /s/ Dennis W. Bakke               President, Chief Executive Officer and Director
- ------------------------------------------   (Principal Executive Officer)
             DENNIS W. BAKKE

         /s/ Vicki-Ann Assevero*             Director
- ------------------------------------------
            VICKI-ANN ASSEVERO

        /s/ Dr. Alice F. Emerson*            Director
- ------------------------------------------
           DR. ALICE F. EMERSON

            /s/ Frank Jungers*               Director
- ------------------------------------------
              FRANK JUNGERS

         /s/ Dr. Henry R. Linden*            Director
- ------------------------------------------
           DR. HENRY R. LINDEN

          /s/ Russell E. Train*              Director
- ------------------------------------------
             RUSSELL E. TRAIN

         /s/ Thomas I. Unterberg*            Director
- ------------------------------------------
           THOMAS I. UNTERBERG

       /s/ Robert H. Waterman, Jr.*          Director
- ------------------------------------------
         ROBERT H. WATERMAN, JR.

            /s/ Barry J. Sharp               Vice President and Chief Financial Officer
- ------------------------------------------   (Principal Financial and Accounting Officer)
              BARRY J. SHARP

       *By   /s/ Barry J. Sharp
- ------------------------------------------
              BARRY J. SHARP
             ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                             DESCRIPTION OF EXHIBIT                                 PAGE
- ------    -------------------------------------------------------------------------   -------------
  1.1     Form of Underwriting Agreement...........................................
  4.1     Form of Indenture Agreement..............................................
  4.2     Form of Global Note......................................................
  5.1     Opinion of Chadbourne & Parke LLP, counsel to the Company................
 12.1     Statement Re: Computations of Ratio of Earnings to Fixed Charges.........
 23.1     Consent of Chadbourne & Parke LLP, counsel to the Company*...............
 23.2     Consent of Deloitte & Touche LLP.........................................
 23.3     Consent of Deloitte Touche Tohmatsu......................................
 24.1     Powers of Attorney**.....................................................
 25.1     Form T-1 Statement of Eligibility of Trustee.............................
 27.1     Financial Data Schedule..................................................

- ---------------
 * Included in Exhibit 5.1.
** Previously filed.